ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1 ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

RECEIVED
2007 OCT 17 A 9:13

[redacted]

07027343

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

October 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

communications Inc.

SKY Perfect ~~JSAT Corporation~~ - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect JSAT Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

1. Integration of SKY Perfect JSAT Group Bases;

2. Notice of Informal Decisions on Board Member Changes;

3. SKY Perfect Communications Launch a branded Channels on Japanese Version of YouTube;

4. Notice of Formal Decisions on Board Member Changes;

5. Total Registrations and Individual Subscribers as of the end of June 2007;

6. Concessions for Victims of Continued Rainfall in Kumamoto Prefecture in Relation to August Billing Amounts;

7. Concessions for Victims of the Niigata Chuetsu-oki Earthquake that stuck Niigata Prefecture in Relation to August Billing Amounts;

8. Expansion of SKY PerfecTV! HIKARI service area within the NTT East service area --All areas in Yokohama-shi and Kawasaki-shi to be served from August--;

9. Acquisition of Exclusive Communications Satellite Broadcasting Rights for the Italian Professional Soccer League *Serie A* –Major European leagues covered by a combination of the European Soccer Set and WOWOW;

dw 10/17

10. Total Registrations and Individual Subscribers as of the end of July 2007;

11. Concessions for Victims of Typhoon 0705 in Miyazaki Prefecture in Relation to September Billing Amounts;

12. Operating Results for the 1st Quarter Ended June 30, 2007;

13. Revision of Consolidated Business and Dividend Forecasts;

14. SKY Perfect JSAT Group Financial Summary of 1Q/FY2007 and Our Business Strategy;

15. Launch Schedule for JCSAT-11 Communications Satellite ~Launch Planned on September 6 (Thursday) from Baikonur Cosmodrome in Republic of Kazakhstan;

16. Total Registrations and Individual Subscribers as of the end of August 2007;

17. Notice of Relocation of Headquarters;

18. Failed Launch of JCSAT-11 Communications Satellite;

19. Order of the Replacement Satellite of JCSAT-11 Backup Satellite Following Launch Failure;

20. Change of Board Directors at OptiCast Marketing;

21. JSAT Reaches Basic Agreement on Joint Procurement of 110-degree Hybrid BS/CS Satellite;

22. JSAT Announces Agreement on Launching Replacement of JCSAT-11 Backup Satellite;

23. Concessions for Victims of Typhoon 0711 and Heavy Rainfall in Akita Prefecture in Relation to October Billing Amounts;

24. Personnel Changes at Subsidiaries;

25. SKY Perfect Communications Acquires All Shares in Pay Per View Japan, Inc.;

26. Personnel Changes at Pay Per View Japan Inc.;

27. "SKY PerfecTV! HIKARI" Expansion of the Service Areas in Kooriyama, Fukushima;

28. Concessions for Victims of Typhoon 0711 and Heavy Rainfall in Noshiro-shi in Akita Prefecture in Relation to October Billing Amounts; and

29. Total Registrations and Individual Subscribers as of the end of September 2007.

If you have any questions or requests for additional information, please do not hesitate to contact Tomoyuki Oka of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-6857). For your information, the

division of the Company in charge of this matter is Public Relations & Investor Relations Dept. (telephone +813-5571-1515, facsimile +813-5571-1790).

Very truly yours,

Tomoyuki Oka

Tomoyuki Oka

Enclosure

SKY Perfect JSAT Corporation

News Release

SKY Perfect JSAT Corporation
June 6, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Integration of SKY Perfect JSAT Group Bases

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President: Masao Nito; "SKY Perfect JSAT"), together with JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President: Masao Nito; "SKY Perfect Communications") and other Group companies, will integrate their respective headquarter functions. This decision will entail the transfer of these functions to a new Group headquarters building. Further details regarding the decision are found below.

Along with fostering a sense of unity and promoting interaction among Group companies and personnel, the aforementioned transfer seeks to provide operations with a vigorous push forward as the Group strives to meet the goals of its mid-term management plan.

Please note that changes regarding head office locations are scheduled to be addressed in separate resolutions at the general shareholders' meetings of the respective companies involved.

1. Scheduled transfer date

Mid-September 2007 (tentative)

2. Group companies transferring to new headquarters (tentative)

SKY Perfect JSAT (the holding company), JSAT, SKY Perfect Communications, eTEN, Inc., Multi Channel Entertainment Inc., OptiCast Inc., OptiCast Marketing Inc., Pay Per View Japan, Inc., Samurai TV Inc., SKY Perfect Mobile, Inc. and SKY Perfect Well Think Co., Ltd. (in no particular order)

3. Overview of the New Group Headquarters

Address:
No. 35 Kowa Bldg., 1-14-14 Akasaka, Minato-ku, Tokyo (entire office floors of the building)

Access:
10 min. walk from Toranomon Station, Ginza Line (Tokyo Metro)
6 min. walk from Kamiyacho Station, Hibiya Line (Tokyo Metro)
6 min. walk from Tameike-sanno Station, Namboku/Ginza Lines (Tokyo Metro)
4 min. walk from Roppongi Icchome Station, Namboku Line (Tokyo Metro)

Floors: 6 floors, Basement level 1
Construction: Steel frame and steel-reinforced concrete
Site area: 3,398.5 square meters
Floor space subject to the lease contract: 9,360.3 square meters

4. Planned Personnel at the Building

Approximately 600

(Reference)



Exterior of the New Group Headquarters

*Please refer to the Japanese-language release for a map of the surrounding area.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

June 6, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Notice of Informal Decisions on Board Member Changes

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") and SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect TV"), both 100% owned subsidiaries of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President: Masao Nito; "SKY Perfect JSAT") announce that at the Board of Directors meetings of JSAT and SKY Perfect TV, and of SKY Perfect JSAT, which was held today, informal decisions were made concerning board member changes. The details of the decisions are as follows.

The appointment of directors and replacement corporate auditors will be officially decided with the approval at the shareholders meetings of JSAT and SKY Perfect TV, to be held on June 26 and June 27, 2007, respectively. Thereafter directors and replacement corporate auditors will be appointed or will retire. The appointment of representative directors and executive officers will be officially decided at the meetings of the Board of Directors scheduled to be held on the same days.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

JSAT Corporation

News Release

SKY Perfect JSAT Corporation

June 6, 2007
JSAT Corporation

JSAT Announces Personnel Appointments

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") announces that at the Board of Directors meetings of JSAT and of SKY Perfect JSAT Corporation held today decisions were made to propose the following personnel appointments.

The appointment of directors and replacement corporate auditors will be officially decided with the approval of the 23rd ordinary general shareholders meeting to be held on June 26, 2007. Thereafter directors and replacement corporate auditors will be appointed or will retire. The appointment of representative director and executive officers will be officially decided at the meeting of the Board of Directors to be held on the same day.

1. Board directors (scheduled for June 20, 2007)
   1) Retiring Board Director (non-executive) Masaki Mitsumura

2. Board directors and corporate auditors (to be appointed on June 26, 2007)
   1) Candidates for reappointment as board director

Representative Director	Kiyoshi Isozaki
Board Director	Youichi Iizuka
Board Director	Yutaka Nagai
Board Director	Masanori Akiyama

   2) Candidates for reappointment as corporate auditor

Corporate Auditor	Masataka Hattori
Corporate Auditor	Shoichi Kameyama

   3) Retiring board directors and auditors

Board Director (non-executive)	Seiichi Morimoto
Board Director (non-executive)	Katsuhiko Oizumi
Corporate Auditor (non-executive)	Toshiaki Katsushima
Corporate Auditor (non-executive)	Kazuaki Takada

The following board directors and corporate auditors are scheduled to be appointed at the 23rd ordinary general shareholders meeting to be held on June 26, 2007, and at the meeting of the Board of Directors to be held on the same day.

Board directors and corporate auditors (to be appointed on June 26, 2007)

Post	Name	Reappointment or new appointment of board directors and corporate auditors
Representative Director	Kiyoshi Isozaki	Reappointment
Board Director	Yoichi Iizuka	Reappointment
Board Director	Yutaka Nagai	Reappointment
Board Director	Masanori Akiyama	Reappointment
Corporate Auditor	Masataka Hattori	Reappointment
Corporate Auditor	Shoichi Kameyama	Reappointment

3. Executive officers (to be appointed on June 26, 2007)
The following executive officers are scheduled to be appointed at the meeting of the Board of Directors on June 26, 2007 after the 23rd ordinary general shareholders meeting to be held on the same day.

Executive officers (effective June 26, 2007)

Post	Name	Reappointment or new appointment of executive officers
President & CEO (Representative)	Kiyoshi Isozaki	Reappointment
Board Director & Senior Managing Executive Officer	Yoichi Iizuka	Reappointment (promotion)
Board Director & Senior Managing Executive Officer	Yutaka Nagai	Reappointment (promotion)
Managing Executive Officer	Hideaki Kido	Reappointment (promotion)
Managing Executive Officer	Masanao Tanase	Reappointment (promotion)
Managing Executive Officer	Osamu Kato	Reappointment (promotion)
Executive Officer	Yasuo Okuyama	Reappointment
Executive Officer	Yuichiro Nishio	Reappointment
Executive Officer	Toru Mizoguchi	Reappointment
Executive Officer*	Koki Koyama	New appointment

* General Manager of SKY Perfect JSAT Corporation

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

June 6, 2007
SKY Perfect Communications Inc.

Notice of Informal Decisions on Board Member Changes

SKY Perfect Communications (Headquarters: Shibuya-ku; President and Representative Director: Masao Nito; "SKY Perfect") announces that at the Board of Directors meetings of SKY Perfect on May 30, 2007 and of SKY Perfect JSAT Corporation on June 6, 2007, informal decisions were made on board member changes. The details of the decisions are as follows.

The appointment of directors and replacement corporate auditors will be officially decided with the approval at the 13th ordinary general shareholders meeting to be held on June 27, 2007. Thereafter board directors and replacement corporate auditors will be appointed or will retire. The appointment of representative directors and executive officers will be officially decided at the meeting of the Board of Directors to be held on the same day.

Candidates for director

Name	Reappointment or new appointment as director	Post
Hiroyuki Shinoki	Reappointment	Representative Director
Masao Nito	Reappointment	Representative Director
Hajime Tanabe	Reappointment	Board Director

Board directors scheduled to retire

Name	Post
Ryoji Hirabayashi	Managing Director
Yasushi Hosoda	Executive Director, Advisor
Tatsuro Saitoh	Non-Executive Board Director
Kikujiro Shikano	Non-Executive Board Director
Tatsuya Tamura	Non-Executive Board Director
Nozomu Yoshida	Non-Executive Board Director
Toshichika Ishihara	Non-Executive Board Director
Kenji Kamimura	Non-Executive Board Director

Candidate for corporate auditor

Name
Masatoshi Fujisawa

Corporate auditors scheduled to retire

Name	Post
Yoshiki Hirowatari	Corporate Auditor
Masao Sakai	Corporate Auditor (non-executive)

Executive officers (effective June 27, 2007)

Name	Reappointment or new appointment of executive officer	Post
Hiroyuki Shinoki	Reappointment	Chairman and Executive Officer
Masao Nito	Reappointment	President and Executive Officer
Hajime Tanabe	Reappointment	Executive Vice President
Akira Tanaka	Reappointment (promoted)	Senior Managing Executive Officer
Toshikuni Shimizu	Reappointment	Managing Executive Officer
Demizu Keiichiro	Reappointment	Managing Executive Officer
Kawanishi Masafumi	Reappointment	Managing Executive Officer
Shuhei Yamaura	Reappointment	Executive Officer
Tatsuro Saitoh*	New appointment	Executive Officer

* President of OptiCast Marketing Inc.

Executive officer to retire (effective June 27, 2007)

Name	Post
Junichi Watanabe	Senior Managing Executive Officer

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

June 19, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5219-7621

SKY Perfect Communications Launch a branded Channels on Japanese Version of YouTube

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President: Masao Nito; "SKY Perfect JSAT") today announced the conclusion of a content hosting service agreement with Google (Headquarters: Mountain View, California, U.S.A.; CEO: Eric Schmidt). With this agreement, SKY Perfect becomes the first Japanese media company to launch a partner page on YouTube Japan (www.youtube.jp/), which was announced and began operating today as the Japan version of the online video community, YouTube, a subsidiary of Google. Details of the announcement are attached.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5219-7621
FAX: 03-5219-9970

SKY Perfect JSAT Group

June 19, 2007
SKY Perfect Communications Inc.

SKY Perfect Communications Launch a branded Channels on Japanese Version of YouTube

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President: Masao Nito; "SKY Perfect") has concluded a content hosting service agreement*1 with Google (Headquarters: Mountain View, California, U.S.A.; CEO: Eric Schmidt). Under this agreement, SKY Perfect has become the first Japanese media company to launch a partner page*2 on YouTube Japan (www.youtube.jp/), which was announced and began operating today as the Japan version of the online video community, YouTube*3. YouTube is a subsidiary of Google. SKY Perfect Communications will use the partner page to deliver video content, centered around programming promotion.

YouTube is the world's most-used video content community. Major media companies from outside Japan, including CBS, the BBC and Universal Music Group, are already engaging in active promotion using videos delivered via partner pages established on YouTube. With this agreement, SKY Perfect has become the first Japanese media company to establish a partner page, accessed from the "Partners" link within the "Channels" tab of the YouTube Japan front page (in Japanese only, with availability restricted to viewers within Japan).

The partner page provides select video content from the SKY PerfecTV! Video promotional sections of the official websites of SKY Perfect's various broadcasting services. By providing content in this way, SKY Perfect aims to communicate the appeal of its programming to viewers and encourage subscriptions to its "SKY PerfecTV!", "e2 by SKY PerfecTV!" and "SKY PerfecTV! HIKARI" broadcasting services, thus driving expansion in the paid broadcasting market.

The partner page will initially provide promotional content for current dramas and J.League soccer (first and second divisions), for which SKY Perfect holds exclusive CS (communications satellite) broadcasting rights in Japan. There are plans to increase the available video content with the cooperation of the relevant broadcasters. Based on the content hosting service agreement with Google, SKY Perfect plans to eliminate the uploading of its proprietary content on YouTube, other than on the SKY Perfect partner page. The company will conduct regular monitoring to identify any such illegally uploaded content originally broadcast on its services, and request deletion.

As part of the fiscal 2007 to fiscal 2011 Mid-Term Management Plan announced by the SKY Perfect JSAT Group on March 2, 2007, SKY Perfect is aiming to provide homes with a diverse range of enjoyable, high-quality video content and offer individuals a wide variety of programming that they can easily enjoy at any time and in any location. The plan also

announces an intention to reach a cumulative total of 8 million registrations across all services by the end of fiscal 2011. SKY Perfect will continue to make use of internet promotion to develop new ways to enjoy SKY Perfect services, as part of its mission to deliver enriched viewing experiences to customers.

*1 Content hosting service agreement
Allows a partner page to be established on YouTube for the delivery of video content. In addition to establishing a partner page and being able to remove restrictions on the running time for a single video, the agreement also provides for the use of tools to search for and monitor illegal content.

*2 Partner page
A web page exclusive to the provider for the provision of video content, created by bilateral agreement between YouTube and the provider. Partner pages are available under the "Channels" tab of the YouTube front page.

*3 YouTube
YouTube (http://www.youtube.com) is the world's most-used online video community. It allows its millions of users to share their own videos and enjoy discovering videos created by other users. It provides a means of connection for people across the world to share information and inspiration. It also acts as a platform for content creators, performers and advertisers to distribute their work, regardless of the size of their business.

For inquiries, please contact:
SKY Perfect Communications Inc
Public Relations Department
TEL: 03-5468-9400
FAX: 03-5468-9399

(Reference)

Overview of Partner Page on YouTube Japan

- Partner page available from: June 19, 2007 (Tuesday)

- Content of partner page:

Video and other content focused on J.League matches and promotion of other programming. It is planned to gradually expand the range of content provided.

- Access method:

YouTube Japan front page > Channels >Partners > SkyperfecTV

URL: www.youtube.jp/

* No limit on running time of a single video. Only available to viewers accessing the content from within Japan.

- SKY Perfect TV*!* YouTube partner page as it appears online:


SKY PerfecTV!

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

June 27, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Notice of Formal Decisions on Board Member Changes

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") and SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President, Representative Director and Executive Officer: Masao Nito; "SKY Perfect TV"), both 100% owned subsidiaries of SKY Perfect JSAT Corporation (Headquart ers: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), announce that, with the approval at the ordinary general shareholders meetings of JSAT and SKY Perfect TV, formal appointments of directors and Corporate auditors have been made. JSAT and SKY Perfect TV also announce that their representative directors and executive officers have been formally appointed at meetings of the boards of directors of the two companies held after the conclusion of their ordinary general shareholders meetings.

The appointment of representative directors at major consolidated subsidiaries has been formally or informally decided, as stated in the appendix hereto.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

JSAT Corporation
News Release

SKY Perfect JSAT Group

June 27, 2007
JSAT Corporation

JSAT Announces Formal Decisions on Personnel Appointments

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") announces that the 23rd Ordinary General Shareholders Meeting held on June 26, 2007 has made formal appointments of directors and Corporate auditors.

JSAT also announces that a meeting of the Board of Directors held after the conclusion of the Ordinary General Shareholders Meeting appointed its representative director and executive officers, as follows. JSAT also announces the following appointments of representative directors of its consolidated subsidiaries.

Directors, executive officers and Corporate auditors

Post	Name	Duties
President & CEO (Representative)	Kiyoshi Isozaki	
Board Director & Senior Managing Executive Officer	Yoichi Iizuka	Corporate Coordination Group
Board Director & Senior Managing Executive Officer	Yutaka Nagai	Engineering Group & Operations Group
Board Director	Masanori Akiyama	(Chairman & Representative Director, SKY Perfect JSAT Corporation)
Managing Executive Officer	Hideaki Kido	Sales and Marketing Group, (Corporate Planning & Administration Group)
Managing Executive Officer	Masanao Tanase	General Manager, Business Solution Division
Managing Executive Officer	Osamu Kato	Corporate Planning & Administration Group, CCO, CRO
Executive Officer	Yasuo Okuyama	General Manager, Mobile Network Division
Executive Officer	Yuichiro Nishio	Engineering Group
Executive Officer	Toru Mizoguchi	General Manager, Global Business Development Division
Executive Officer	Koki Koyama	(General Manger, Planning and Strategy Division, SKY Perfect JSAT Corporation)
Corporate Auditor	Masataka Hattori	
Corporate Auditor	Shoichi Kameyama	

Consolidated subsidiaries

Company name	Shareholding ratio	Name and post
Satellite Network, Inc.	92%	Kazuhiro Kaneko, President & Representative Director
JSAT International Inc.	100%	Toru Mizoguchi, Chairman & CEO, Board Director

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

June 27, 2007

Notice of Formal Decisions on Board Member Changes

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President, Representative Director and Executive Officer: Masao Nito; "SKY Perfect TV") announces that the 13th Ordinary General Shareholders Meeting held today has made formal appointments of directors and Corporate auditors. SKY Perfect TV also announces that a meeting of the Board of Directors held after the conclusion of the Ordinary General Shareholders Meeting appointed a representative director and executive officers. The appointment of representative directors at consolidated subsidiaries has been formally or informally decided as follows.

Directors, executive officers and Corporate auditors (to be appointed on June 27, 2007, * denotes new appointment)

Post	Name	Commissioned tasks and duties
Chairman, Representative Director & Executive Officer (formerly Chairman & Representative Director)	Hiroyuki Shinoki	Technology and Development Group, Internal Audit Dept., SKY PerfecTV Tokyo Media Center Construction Arrangement Dept, Compliance .Committee
President, Representative Director & Executive Officer (formerly President & Representative Director)	Masao Nito	Corporate Planning Dept, Risk Management Committee
Executive Vice President & Executive Officer (formerly Executive Vice President)	Hajime Tanabe	Privacy Compliance Dept., Personal Information Management Committee, Information Security Management Committee, Customer Satisfaction Committee, Multi Platform Strategy Committee
Senior Managing Executive Officer (formerly Managing Executive Officer)	Akira Tanaka	Broadcasting Business Group, J League Promotion Dept., President & Representative Director, Pay Per View Japan, Inc.
Managing Executive Officer	Toshikuni Shimizu	Finance and Control Group, President & Representative Director, Samurai TV Inc., President & Representative Director, SKY Perfect Well Think Co., Ltd..
Managing Executive Officer	Keiichiro Demizu	Communications Group
Managing Executive Officer	Masafumi Kawanishi	Sales Group
Executive Officer	Shuhei Yamaura	Marketing Group
Executive Officer (treated in the same way as a Managing Executive Officer) (formerly Non-Executive Director)	Tatsuro Saitoh	President & Representative Director, OptiCast Inc., President & Representative Director, OptiCast Marketing Inc.
Corporate Auditor	Ryosuke Tsuruma	
Corporate Auditor (*)	**Masatoshi Fujisawa**	

<Retiring directors>

Name	Post
Ryoji Hirabayashi	Managing Director
Yasushi Hosoda	Director & Advisor
Tatsuro Saitoh	Non-Executive Director
Kikujiro Shikano	Non-Executive Board Director
Tatsuya Tamura	Non-Executive Board Director
Nozomu Yoshida	Non-Executive Director
Toshichika Ishihara	Non-Executive Director
Kenji Kamimura	Non-Executive Director

<Retiring Corporate auditors>

Name	Post
Yoshiki Hirose	Corporate Auditor
Masao Sakai	Corporate Auditor

<Retiring executive officer>

Name	Post
Junichi Watanabe	First Senior Executive Officer

*Denotes indirect shareholding ratio.

Major consolidated subsidiaries

Company name	Shareholding ratio	President and representative director
OptiCast Inc.	**100.0%**	**Tatsuro Saitoh (*1)**
OptiCast Marketing Inc.	*51.0%	Tatsuro Saitoh
Cable Television Adachi Corporation	77.3%	Yoichi Oe
Samurai TV Inc.	**100.0%**	**Toshikuni Shimizu (*2)**
SKY Perfect Well Think Co., Ltd.	**100.0%**	**Toshikuni Shimizu (*3)**
SKY Perfect Mobile, Inc.	**51.0%**	**Junpei Yokota (*4)**
Data Network Center Corporation	**51.0%**	**Toshiyuki Ishikawa (*5)**
Pay Per View Japan, Inc.	**65.0% (*7)**	**Akira Tanaka (*6)**
eTEN INC.	100.0%	Masahito Atsumi

*1・・・appointment as president and representative director of OptiCast Inc. effective on June 28, 2007
*2・・・appointment as president and representative director of Samurai TV Inc. effective on June 28, 2007
*3・・・appointment as president and representative director of SKY Perfect Well Think Co., Ltd. effective on June 28, 2007
*4・・・appointment as president and representative director of SKY Perfect Mobile, Inc. effective on June 29, 2007
*5・・・appointment as president and representative director of Data Network Center Corporation effective on June 29, 2007
*6・・・appointment as president and representative director of Pay Per View Japan, Inc. effective on June 28, 2007
*7・・・JSAT Corporation holds a 20.0% stake in Pay Per View Japan, Inc.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

· **Organizational Chart (as of July 1, 2007)**


Shareholders' Meeting
Corporate Auditors
Board of Directors
Chairman
Compliance Committee
Internal Audit Department
President
Executive Vice President
Risk Management Committee
Management Committee
Personal Information Management Committee
Information Security Management Committee
Customer Service Committee
Multi-Platform Strategy Committee
Finance & Control Group
Broadcasting Group
Communications Group
Sales Group
Marketing Group
Technology & Development Group
Corporate Planning Dept.
Privacy Compliance Dept.
SKY PerfecTV! Tokyo Media Center Construction Arrangement Dept.
J.League Promotion Dept.
Legal Dept
Human Resources & General Affairs Dept.
Finance & Accounting Dept
Public Relations Dept.
Information & Systems Dept
Content Business Dept
Business Planning Dept.
Broadcasting Business Dept.
Business Administration Dept.
Customer Service Dept.
Market Analysis Dept.
Advertising & Promotion Dept.
Sales Planning Dept
Sales Dept.
Sales Control Dept.
Direct Sales Dept.
Service Development Dept.
Internet and Mobile Businesses Dept.
Broadcasting & Production Technology Dept.
Platform Systems Dept.
Information Technology Dept.
Platform Technology Dept.

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

July 4, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Total Registrations and Individual Subscribers as of the end of June 2007

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of June 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

July 3, 2007

SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of June 2007

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect TV") announced the number of total registrations and individual subscribers as of the end of June 2007.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	40,461	35,658
Churn	39,137	33,789
Churn Rate*3	11.0%	11.1%
Net Increase	1,324	1,869
Cumulative Total	**4,253,994**	**3,650,113**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	17,795	17,338
Churn	31,858	29,746
Churn Rate*3	10.4%	11.2%
Net Increase	-14,063	-12,408
Cumulative Total	**3,654,955**	**3,174,325**
e2 by SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	19,504	15,374
Churn	6,529	3,303
Churn Rate*3	15.4%	10.3%
Net Increase	12,975	12,071
Cumulative Total	**520,243**	**398,541**
Cumulative Total of DTH Services	**4,175,198**	**3,572,866**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	2,835	2,509
Churn	396	386
Churn Rate*3	13.4%	13.4%
Net Increase	2,439	2,123
Cumulative Total	**37,994**	**36,601**
Other Wired Broadcasting Services*5	Total Subscribers*1	Individual Subscribers*2
New Subscribers	327	437
Churn	354	354
Churn Rate*3	10.4%	10.5%
Net Increase	-27	83
Cumulative Total	**40,802**	**40,646**
Cumulative Total of Wired Broadcasting Services	**78,796**	**77,247**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of June 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	657	1,440
Number of households*8	79,953	125,711

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

July 13, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5219-7621

Concessions for Victims of Continued Rainfall in Kumamoto Prefecture in Relation to August Billing Amounts

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), together with the 107 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today announced that they have decided to offer concessions to subscribers living in a municipality in Kumamoto Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by continued heavy rainfall.

Details of the announcement are attached.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5219-7621
FAX: 03-5219-9970

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

July 13 2007

Japan Satellite Broadcasting Association

SKY Perfect Communications Inc.

Concessions for Victims of Continued Rainfall in Kumamoto Prefecture in Relation to August Billing Amounts

The 107 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipality in Kumamoto Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by continued heavy rainfall. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "e2 by SKY PerfecTV!" in the area would be exempt from paying their August bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the heavy rainfall.

Details

1. Applicable areas (As of July 9, 2007)
   Misato-machi of Shimomashiki-gun in Kumamoto Prefecture

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

---

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

July 18, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5219-7621

Concessions for Victims of the Niigata Chuetsu-oki Earthquake that stuck Niigata Prefecture in Relation to August Billing Amounts

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), together with the 107 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on Company's consolidated financial results is negligible.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621
FAX: 03-5219-9970

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

July 18 2007
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of the Niigata Chuetsu-oki Earthquake that struck Niigata Prefecture in Relation to August Billing Amounts

The 107 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipality in Niigata Prefecture where the Disaster Relief Act has been applied in the wake of the the Niigataken Chuetsu-oki earthquake that struck the Niigata and North Nagano. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "e2 by SKY PerfecTV!" in the area would be exempt from paying their August bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the earthquake.

Details

1. Applicable areas (As of July 16, 2007)
   Nagaoka-shi, Kashiwazaki-shi, Ojiya-shi, Joetsu-shi, Izumozaki-machi of santo-gun and Kariwa-mura of Kariwa-gun in Niigata Prefecture

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect JSAT Corporation

News Release

SKY Perfect JSAT Corporation

July 30, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5219-7621

Expansion of SKY PerfecTV! HIKARI service area within the NTT East service area
--All areas in Yokohama-shi and Kawasaki-shi to be served from August--

OptiCast Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a wholly owned secondary subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") today announced that OptiCast will expand the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) within the NTT East service.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5219-7621
FAX: 03-5219-9970

OptiCast Inc.
News Release

SKY Perfect JSAT Group

July 30, 2007
OptiCast Inc.

Expansion of SKY PerfecTV! HIKARI service area within the NTT East service area

--All areas in Yokohama-shi and Kawasaki-shi to be served from August--

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh), will expand the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) within the NTT East service area as outlined below. This follows the completion of the change in registration for the broadcasting business using wired service with the Ministry of Internal Affairs and Communications pursuant to the Law Concerning Broadcast on Telecommunications Services.

From August 2007, SKY PerfecTV! HIKARI service area will include all areas in Yokohama-shi and Kawasaki-shi in Kanagawa Prefecture. In particular, terrestrial digital broadcasts will become available via optical fiber networks to residents living in areas with poor reception for topographic reasons.

●Areas where service is scheduled to commence from August 2007:

Tokyo

Parts of Machida-shi

Kanagawa Prefecture

All areas in Yokohama-shi's Asahi-ku, Izumi-ku, Kanazawa-ku, Sakae-ku and Seya-ku

Parts of Yokohama-shi's Isogo-ku, Kanagawa-ku, Konan-ku, Totsuka-ku, Naka-ku, Hodogaya-ku, Midori-ku and Minami-ku, Kawasaki-shi's Asao-ku, Saiwai-ku and Nakahara-ku and Kamakura-shi

●Areas where service is scheduled to commence from September 2007:

Tokyo

All areas in Chuo-ku, Inagi-shi, Kiyose-shi, Tama-shi, Higashikurume-shi, Higashimurayama-shi, Higashiyamato-shi and Hino-shi

Parts of Koto-ku, Shinagawa-ku, Shibuya-ku, Shinjuku-ku, Taito-ku, Chiyoda-ku, Bunkyo-ku, Minato-ku, Meguro-ku, Akishima-shi, Kokubunji-shi, Kodaira-shi, Tachikawa-shi, Nishitokyo-shi, Hachioji-shi, Hamura-shi, Fussa-shi, Machida-shi, Nishitama-gun's Mizuho-machi, Musashino-shi and Musashimurayama-shi

Saitama Prefecture

All areas in Asaka-shi, Koshigaya-shi, Shiki-shi, Soka-shi, Toda-shi, Niiza-shi, Hatogaya-shi, Yashio-shi, Wako-shi and Warabi-shi

Parts of Kasukabe-shi, Kawaguchi-shi and Fujimi-shi

●Areas where service is scheduled to commence from September 2007:

Chiba Prefecture

All areas in Chiba-shi's Inage-ku, Chuo-ku, Hanamigawa-ku and Mihama-ku and Shiroi-shi

Parts of Chiba-shi's Midori-ku and Wakaba-ku, Ichikawa-shi, Ichihara-shi, Kamagaya-shi, Narashino-shi, Funabashi-shi, Yachiyo-shi and Yotsukaido-shi

* SKY PerfecTV! HIKARI service is a TV service offering an approximate total of 300 channels on terrestrial digital broadcasting, BS digital broadcasting and SKY PerfecTV! platforms using optical fiber networks.
* SKY PerfecTV! HIKARI Home Type service subscribers also need to be signed up for NTT East's B FLET's Hyper Family Type.
* The dates for commencement of service will be announced on SKY PerfecTV! HIKARI service website (http://www.opticast.jp/).

---

* For any inquiries on this matter please call
Public Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

* Customer Inquiries:
SKY PerfecTV! HIKARI Customer Center (General inquiries)
TEL: 0570-013-999
(045-279-7777 from PHS and IP phones.) Open 10:00 am – 8:00 pm (365 days a year).

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

RECEIVED
2007 OCT 17 A 9:13

July 31, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Acquisition of Exclusive Communications Satellite Broadcasting Rights for the Italian Professional Soccer League *Serie A*

Major European leagues covered by a combination of the European Soccer Set and WOWOW

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President: Masao Nito; "SKY Perfect JSAT") today announced the acquisition of exclusive communications satellite broadcasting rights for soccer matches played by ten club teams in the top Italian soccer league known as Serie A in the 2007-08 season in Japan. SKY Perfect will also be releasing the European Soccer Set Plus WOWOW (5,280 yen, tax included, per month) and the Dream Soccer Set Plus WOWOW (7,660 yen, tax included, per month) on August 1. These offerings have been developed in collaboration with WOWOW, which provides the Liga Espanora coverage.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

July 31, 2007
SKY Perfect Communications Inc.

Acquisition of Exclusive Communications Satellite Broadcasting Rights for the Italian Professional Soccer League *Serie A*

Major European leagues covered by a combination of the European Soccer Set and WOWOW

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") have acquired exclusive communications satellite (CS) broadcasting rights for soccer matches played by ten club teams in the top Italian soccer league known as Serie A in the 2007-08 season in Japan.

SKY Perfect has recently obtained exclusive CS broadcasting rights for soccer matches hosted by Inter, Roma, Lazio, Milan, Fiorentina, Catania, Torino, Cagliari, Juventus and Genoa. After the opening of the Seria A season scheduled on August 25, SKY PerfecTV! and SKY PerfecTV! HIKARI will be offering live coverage of three or more matches for each round and all matches hosted by Inter, Roma, Milan and Juventus. On the 110-degree CS digital broadcasting platform branded e2 by SKY PerfecTV!, at least three matches will be available, mainly live, for each round. Some matches will be shown in delayed broadcast or in high definition format.

Since its acquisition of Serie A broadcasting rights in 1999, SKY Perfect has been bolstering its broadcasting content with an emphasis on soccer. Following the recent acquisition of broadcasting rights, it will be covering Serie A, the Scottish Premier League, the UEFA Champions League as well as the Liga Espanora, the broadcasting rights of which are owned by WOWOW Inc., (Head Office: Minato-ku, President: Nobuya Wazaki; "WOWOW"), which began offering its broadcasting service on SKY PerfecTV! in December 2006. This means that SKY Perfect will be airing most of the major European soccer leagues, with broadcasting of the English Premier League yet to be decided.

SKY Perfect will also be releasing the European Soccer Set Plus WOWOW (5,280 yen, tax included, per month) and the Dream Soccer Set Plus WOWOW (7,660 yen, tax included, per month) on August 1. These offerings have been developed in collaboration with WOWOW by combining two existing soccer sets, namely European Soccer Sets (3,600 yen, tax included, per month) and Dream Soccer Set (5,980 yen, tax included, per month), with a subscription to WOWOW, which provides the Liga Espanora coverage.

Until September 30, SKY Perfect will be running a campaign offering a free one-month subscription to customers signing up for at least three months' subscription to the European Soccer Set Plus WOWOW or to the Dream Soccer Set Plus WOWOW. This is also designed to encourage subscriptions by using European soccer as a driving force.

SKY Perfect will continue to upgrade its coverage of matches in European soccer leagues and related programs to provide high quality soccer content.

---

* For press inquiries about this matter please call:

Public Relations Dept.

SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

(Reference)

[Overview of the Serie A Coverage]

■ SKY PerfecTV! (CS 124/128 service) and SKY PerfecTV! HIKARI (optical-fiber-based broadcasting service)

- Serie A matches: At least three matches will be shown live on air for each round. All matches hosted by Inter, Roma, Milan and Juventus will be broadcast live. Other key matches will also be shown.
- Serie A Highlight: A sixty-minute summary will be launched on Wednesday, August 29 and will be shown every Wednesday at 23:00.
- Related program: A 45-minute European soccer preview entitled "ef Zone," launched on Friday, August 24 and on the air every Friday at 21:00, showcasing the highlights of Serie A and other European soccer
- Subscriptions required: European Soccer Set, Dream Soccer Set or others
- Broadcast channels: Perfect Choice (Ch. 181 and others)

■ e2 by SKY PerfecTV! (110-degree CS digital broadcasting service)

- Serie A matches: At least three matches will be broadcast, mainly live, for each round. All matches hosted by Inter, Roma, Milan and Juventus will be covered, although some will be shown in delayed broadcast. Other key matches will also be broadcast. Some matches will be offered in high definition format.
- Serie A Highlight: Starting Wednesday, August 29 a sixty-minute summary will be on the air every Wednesday at 23:00.
- Related program: A 45-minute European soccer preview entitled "ef Zone," launched on Friday, August 24 and on air every Friday at 21:00, showcasing the highlights of Serie A and other European soccer
- Subscriptions required: European Soccer Selection, e2 Soccer Selection or others
- Broadcast channels: SKY PerfecTV! Channel (Ch. 801 and others)

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

August 2, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Total Registrations and Individual Subscribers as of the end of July 2007

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of July 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

August 2, 2007
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of July 2007

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of July 2007.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	49,956	37,865
Churn	41,167	34,029
Churn Rate*3	11.6%	11.2%
Net Increase	8,789	3,836
Cumulative Total	**4,262,783**	**3,653,949**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	17,878	16,032
Churn	32,152	30,323
Churn Rate*3	10.6%	11.5%
Net Increase	-14,274	-14,291
Cumulative Total	**3,640,681**	**3,160,034**
e2 by SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	28,907	18,683
Churn	8,285	2,978
Churn Rate*3	19.1%	9.0%
Net Increase	20,622	15,705
Cumulative Total	**540,865**	**414,246**
Cumulative Total of DTH Services	**4,181,546**	**3,574,280**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	2,591	2,637
Churn	371	369
Churn Rate*3	11.7%	12.1%
Net Increase	2,220	2,268
Cumulative Total	**40,214**	**38,869**
Other Wired Broadcasting Services*5	Total Subscribers*1	Individual Subscribers*2
New Subscribers	580	513
Churn	359	359
Churn Rate*3	10.6%	10.6%
Net Increase	221	154
Cumulative Total	**41,023**	**40,800**
Cumulative Total of Wired Broadcasting Services	**81,237**	**79,669**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of July 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	670	1,497
Number of households*[8]	80,785	130,211

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

August 7, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5219-7621

Concessions for Victims of Typhoon 0705 in Miyazaki Prefecture in Relation to September Billing Amounts

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), together with the 107 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today announced that they have decided to offer concessions to subscribers living in a municipality in Miyazaki Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by Typhoon 0705.

Details of the announcement are attached.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5219-7621
FAX: 03-5219-9970

SKY Perfect Communications Inc.
News Release

SKY Perfect JSAT Group

August 7, 2007
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Typhoon 0705 in Miyazaki Prefecture in Relation to September Billing Amounts

The 107 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipality in Miyazaki Prefecture where the Disaster Relief Act has been applied in the wake of damage caused byTyphoon 0705. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "e2 by SKY PerfecTV!" in the area would be exempt from paying their September bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the typhoon.

Details

1. Applicable areas (As of August 2, 2007)
   Hinokage-cho of Nishiusuki-gun in Miyazaki Prefecture

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

The document is an English translation of the Japanese document titled "Operating Results for the 1st Quarter Ended June 30, 2007," as submitted to the Tokyo Stock Exchange on August 8, 2007. This English translation was prepared solely for the convenience of non-Japanese readers. In the event of any discrepancies, the original Japanese shall prevail. The disclosure methods employed in this document are in accordance with Tokyo Stock Exchange specifications and may differ from those used in the Company's annual report. Furthermore, the information contained herein has not been reviewed by an accounting auditor.

SKY Perfect JSAT Corporation

Operating Results for the 1st Quarter Ended June 30, 2007

Company name: SKY Perfect JSAT Corporation
Stock listings: Tokyo Stock Exchange (First Section)
Stock code: 9412
URL http://www.skyperfectjsat.co.jp/
Representative: Masao Nito, President and Representative Director
For inquiry: Ryoji Hirabayashi, Executive Director TEL +81-3-5219-7800

(Amounts less than one million yen are rounded down.)

1. Consolidated Financial Results (for the three months ended June 30, 2007)

(1) Operating Results

(Percentages represent year-on-year changes.)

	Revenues		Operating Income		Ordinary Income		Net Income	
	¥ Million	%	¥ Million	%	¥ Million	%	¥ Million	%
Three months ended June 30, 2007	30,162	—	3,022	—	3,313	—	6,170	—
Three months ended June 30, 2006	—	—	—	—	—	—	—	—
Fiscal year ended March 31, 2007	—	—	—	—	—	—	—	—

	Net Income per Share (Basic)	Net Income per Share (Diluted)
	¥	¥
Three months ended June 30, 2007	1,803.67	—
Three months ended June 30, 2006	—	—
Fiscal year ended March 31, 2007	—	—

(2) Financial Position

	Total Asse s	Total Equity	Equity Ratio	Total Equity per Share
	¥ Million	¥ Million	%	¥
Three months ended June 30, 2007	282,636	174,657	60.4	49,904.53
Three months ended June 30, 2006	—	—	—	—
Fiscal year ended March 31, 2007	—	—	—	—

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
	¥ Million	¥ Million	¥ Million	¥ Million
Three months ended June 30, 2007	10,121	(9,596)	(3,849)	40,252
Three months ended June 30, 2006	—	—	—	—
Fiscal year ended March 31, 2007	—	—	—	—

Note: The Company was established on April 2, 2007 through joint share transfers by SKY Perfect Communications Inc. and JSAT Corporation. Accordingly, no year-on-year changes or results for the corresponding period or full-year of the previous fiscal year are shown.

2. Dividends

	Dividends per Share
(Record Date)	End of 1Q
	¥
Three months ended June 30, 2007	—
Three months ended June 30, 2006	—

3. Forecasts for the Fiscal Year Ending March 31, 2008 (April 1, 2007 to March 31, 2008) [Reference]

(Percentages represent changes over the corresponding period of the previous fiscal year.)

	Revenues		Operating Income		Ordinary Income		Net Income		Net Income per Share
	¥ Million	%	¥ Million	%	¥ Million	%	¥ Million	%	¥
Interim	60,000	—	4,000	—	4,000	—	7,000	—	2,046.04
Full-year	125,000	—	5,500	—	5,000	—	8,500	—	2,484.47

4. Others

(1) Significant changes in subsidiaries during the period under review (changes in certain specified subsidiaries resulting in revised scope of consolidation): None

(2) Adoption of simplified accounting methods: None

5. Non-Consolidated Financial Results (April 2, 2007 to June 30, 2007) [Reference]

(1) Operating Results (Percentages represent year-on-year changes.)

	Revenues		Operating Income		Ordinary Income		Net Income	
	¥ Million	%	¥ Million	%	¥ Million	%	¥ Million	%
Three months ended June 30, 2007	400	—	6	—	(39)	—	(39)	—
Three months ended June 30, 2006	—	—	—	—	—	—	—	—
Fiscal year ended March 31, 2007	—	—	—	—	—	—	—	—

	Net Income per Share (Basic)	Net Income per Share (Diluted)
	¥	¥
Three months ended June 30, 2007	(11.64)	—
Three months ended June 30, 2006	—	—
Fiscal year ended March 31, 2007	—	—

(2) Financial Position

	Total Assets	Total Equity	Equity Ratio	Total Equity per Share
	¥ Million	¥ Million	%	¥
Three months ended June 30, 2007	192,077	189,922	98.9	55,495.96
Three months ended June 30, 2006	—	—	—	—
Fiscal year ended March 31, 2007	—	—	—	—

6. Non-Consolidated Forecast for the Fiscal Year Ending March 31, 2008 (April 2, 2007 to March 31, 2008) [Reference]

(Percentages represent changes over the corresponding period of the previous fiscal year.)

	Revenues		Operating Income		Ordinary Income		Net Income		Net Income per Share
	¥ Million	%	¥ Million	%	¥ Million	%	¥ Million	%	¥
Interim	900	—	(50)	—	(100)	—	(100)	—	(29.23)
Full-year	5,500	—	5,500	—	3,800	—	3,800	—	1,110.71

Dividends

(Record Date)	Dividends per Share
	¥
Interim-end	500.00
Fiscal year-end	500.00

* Explanations concerning proper use of business forecasts and other particularly noteworthy matters

1) Consolidated business forecasts have been revised to reflect the application of adjustments to income taxes resulting from deferred tax accounting to consolidated business forecasts announced on April 2, 2007.

2) Dividend forecasts announced on April 2, 2007 have been revised to allow for the payment of an interim dividend of ¥500 per share from the standpoint of flexibly returning earnings to shareholders.

For further details, please refer to "Revision of Consolidated Business and Dividend Forecasts" released on August 8, 2007.

Business forecasts, outlook and other projections contained in this report reflect management's decisions based on information available at the time of issue. Actual results could differ from forecasts due to a variety of factors

[Qualitative Information / Financial Statements and Other Matters]

1. Qualitative Information on Consolidated Business Results

On April 2, 2007, SKY Perfect JSAT Corporation was established as a holding company of wholly owned subsidiaries JSAT Corporation and SKY Perfect Communications Inc., having integrated management of both companies. The new company intends to drive further expansion in Japan's multichannel pay TV market and contribute to the advancement of satellite communications and broadcasting infrastructure worldwide. At the same time, by expanding business from a comprehensive standpoint in anticipation of the convergence of communications and broadcasting and by raising operating efficiency, SKY Perfect JSAT Corporation aims to maximize corporate value.

In regards to first-quarter consolidated business results, there was an increase in the cumulative number of subscribers at SKY Perfect Communications Inc. and steady growth in revenues at JSAT Corporation. Consequently, the Company reported consolidated revenues of ¥30,162 million, ordinary income of ¥3,313 million, and income before income taxes and minority interests of ¥3,513 million. Having stabilized its earnings base, the SKY Perfect JSAT Group recorded deferred tax assets in line with the adoption of deferred tax accounting. As a result, the Group reported net income of ¥6,170 million.

2. Qualitative Information on Consolidated Financial Position

As of June 30, 2007, total assets were ¥282,636 million. Of these assets, current assets were ¥79,231 million and fixed assets were ¥203,405 million. Meanwhile, total liabilities were ¥107,978 million and total equity was ¥174,657 million. Total equity includes minority interests of ¥3,864 million.

In regards to first-quarter cash flows, operating activities provided net cash of ¥10,121 million, investing activities used net cash of ¥9,596 million and financing activities used net cash of ¥3,849 million. Cash and cash equivalents as of June 30, 2007 were ¥40,252 million.

3. Qualitative Information on Consolidated Business Forecasts

The Company has revised its business forecasts announced on April 2, 2007. For further details, please refer to "Revision of Consolidated Business and Dividend Forecasts" released on August 8, 2007.

4. Others

The Company was established on April 2, 2007 through joint share transfers by SKY Perfect Communications Inc. and JSAT Corporation. Accordingly, no changes in accounting standards from the most recent fiscal year are shown.

5. Quarterly Consolidated Financial Statements (Summary)

(1) Summary of Quarterly Consolidated Balance Sheets

(Millions of yen, %)

	As of June 30, 2006		As of June 30, 2007		Change		(Reference) As of March 31, 2007	
	Amount	%	Amount	%	Amount Change	% Change	Amount	%
ASSETS								
I. Current Assets								
1. Cash and cash equivalents	—		19,723		—		—	
2. Receivables	—		9,211		—		—	
3. Shot-term investments	—		26,278		—		—	
4. Short-term loans	—		10,000		—		—	
5. Other current assets	—		14,017		—		—	
Total current assets	—	—	79,231	28.0	—	—	—	—
II. Fixed Assets								
1. Property and equipment	—		115,977		—		—	
2. Intangible assets	—		19,920		—		—	
3. Investments and other assets								
(1) Investment securities	—		46,559		—		—	
(2) Long-term loans	—		13,554		—		—	
(3) Other assets	—		7,392		—		—	
Total investments and other assets	—		67,507		—		—	
Total fixed assets	—	—	203,405	72.0	—	—	—	—
Total assets	—	—	282,636	100.0	—	—	—	—

(Millions of yen, %)

	As of June 30, 2006		As of June 30, 2007		Change		(Reference) As of March 31, 2007	
	Amount	%	Amount	%	Amount Change	% Change	Amount	%
LIABILITIES								
I. Current Liabilities								
1. Payables	—		298		—		—	
2. Short-term borrowings	—		20		—		—	
3. Current portion of long-term debt	—		5,087		—		—	
4. Accrued expenses	—		8,356		—		—	
5. Income taxes payable	—		771		—		—	
6. Subscription fees received	—		13,544		—		—	
7. Other current liabilities	—		13,124		—		—	
Total current liabilities	—	—	41,201	14.6	—	—	—	—
II. Long-Term Liabilities								
1. Loge-term debt	—		61,066		—		—	
2. Other long-term liabilities	—		5,710		—		—	
Total long-term liabilities	—	—	66,777	23.6	—	—	—	—
Total liabilities	—	—	107,978	38.2	—	—	—	—
EQUITY								
I. Shareholders' Equity								
1. Common stock	—		10,000	3.6	—	—	—	
2. Capital surplus	—		177,287	62.7	—	—	—	
3. Retained earnings	—		5,179	1.8	—	—	—	
4. Treasury stock, at cost	—		(19,165)	(6.8)	—	—	—	
Total shareholders' equity	—	—	173,300	61.3	—	—	—	—
II. Valuation and Translation Adjustments								
1. Net unrealized loss on available-for sale securities	—		(2,722)	(1.0)	—		—	
2. Deferred gain on derivatives under hedge accounting	—		280	0.1	—		—	
3. Foreign currency translation adjustment	—		(123)	(0.0)	—		—	
Total valuation and translation adjustments	—	—	(2,565)	(0.9)	—	—	—	—
III. Stock Acquisition Rights	—	—	57	0.0	—	—	—	—
IV. Minority Interests			3,864	1.4				
Total equity	—	—	174,657	61.8	—	—	—	—
Total liabilities and equity	—	—	282,636	100.0	—	—	—	—

(2) Summary of Quarterly Consolidated Statements of Operations

(Millions of yen, %)

	As of June 30, 2006		As of June 30, 2007		Change		(Reference) As of March 31, 2007	
	Amount	%	Amount	%	Amount Change	% Change	Amount	%
I. Revenues	—	—	30,162	100.0	—		—	—
II. Cost of Services	—	—	18,787	62.3	—		—	—
Gross profit	—	—	11,375	32.7	—		—	—
III. Selling, General and Administrative Expenses	—	—	8,353	27.7	—	—	—	—
Operating income	—	—	3,022	10.0	—	—	—	—
IV. Other Income	—	—	833	2.8	—	—	—	—
V. Other Expenses	—	—	542	1.8	—	—	—	—
Ordinary income	—	—	3,313	11.0				
VI. Extraordinary Gains	—	—	413	1.4				
VII. Extraordinary Losses	—	—	212	0.7				
Income before income taxes and minority interests	—	—	3,513	11.7	—	—	—	—
Income taxes	—	—	(2,351)	(7.8)				
Minority interests in net income	—	—	(305)	(1.0)	—	—	—	—
Net income	—	—	6,170	20.5	—	—	—	—

(3) Summary of Quarterly Consolidated Statements of Changes in Equity

For the First Quarter of the Fiscal Year Ending March 31, 2008 (April 1, 2007 to June 30, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31,2007	—	—	—	—	—
Changes during the period under review					
Increase (decrease) due to stock transfer	10,000	169,375	1,691		181,067
Cash dividends (See note below)			(2,683)		(2,683)
Net income			6,170		6,170
Transfer of treasury stock		7,911		(19,165)	(11,254)
Net changes in items other than shareholders' equity					
Total changes during the period under review	10,000	177,287	5,179	(19,165)	173,300
Balance at June 30, 2007	10,000	177,287	5,179	(19,165)	173,300

	Valuation and translation adjustments				Stock acquisition rights	Minority interests	Total equity
	Net unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Foreign currency translation adjustment	Total valuation and translation adjustments			
Balance at March 31,2007	—	—	—	—	—	—	—
Changes during the period under review							
Increase (decrease) due to stock transfer	(2,287)	36		(2,251)	54	3,685	182,556
Cash dividends (See note below)							(2,683)
Net income							6,170
Transfer of treasury stock							(11,254)
Net changes in items other than shareholders' equity	(435)	244	(123)	(313)	2	178	(132)
Total changes during the period under review	(2,722)	280	(123)	(2,565)	57	3,864	174,657
Balance at June 30, 2007	(2,722)	280	(123)	(2,565)	57	3,864	174,657

Note: Earnings appropriated at the ordinary shareholders' meetings of SKY Perfect Communications Inc. and JSAT Corporation held in June 2007.

(4) Summary of Quarterly Consolidated Statements of Cash Flows

(Millions of yen, %)

	As of June 30, 2006	As of June 30, 2007	(Reference) As of March 31, 2007
	Amount	Amount	Amount
I. Operating Activities			
Income before income taxes and minority interests	—	3,513	—
Depreciation and amortization	—	3,922	—
Other—net	—	3,671	—
Subtotal	—	11,107	—
Interest and dividends received	—	478	—
Interest paid	—	(340)	—
Income taxes paid	—	(1,123)	—
Net cash provided by operating activities	—	10,121	—
II. Investing Activities			
Refund from time deposits	—	300	—
Proceeds from redemption of securities	—	999	—
Payments for short-term loans	—	(14,000)	—
Collection of short-term loans	—	11,000	—
Purchase of property and equipment	—	(9,249)	—
Proceeds from sales of property and equipment	—	0	—
Purchase of intangible assets	—	(444)	—
Proceeds from sales of intangible assets	—	29	—
Purchase of investment securities	—	(536)	—
Proceeds from sales and redemption of investment securities	—	3,080	—
Payments for long-term loans	—	(775)	—
Net cash used in investing activities	—	(9,596)	—
III. Financing Activities			
Proceeds from short-term borrowings	—	55	—
Repayments of short-term borrowings	—	(55)	—
Repayments of installment debt	—	(86)	—
Proceeds from long-term debt	—	775	—
Repayments of long-term debt	—	(2,083)	—
Dividends paid	—	(2,450)	—
Dividends paid to minority shareholders	—	(4)	—
Net cash used in financing activities	—	(3,849)	—
IV. Foreign currency translation adjustments on cash and cash equivalents	—	(5)	—
V. Net decrease in cash and cash equivalents	—	(3,330)	—
VI. Cash and cash equivalents, beginning of period	—	43,583	—
VII. Cash and cash equivalents, end of period	—	40,252	—

[Supplementary Information]

1. Quarterly Consolidated Balance Sheets by Company (Summary)

(Millions of yen)

	JSAT Corporation (Consolidated) As of June 30, 2006	SKY Perfect Communications Inc. (Consolidated) As of June 30, 2007
	Amount	Amount
ASSETS		
I. Current Assets		
1. Cash and cash equivalents	3,464	16,084
2. Receivables	1,532	8,637
3. Shot-term investments	11,420	30,685
4. Other current assets	16,037	12,173
Total current assets	32,455	67,581
II. Fixed Assets		
1. Property and equipment	96,985	19,901
2. Intangible assets	886	4,541
3. Investments and other assets		
(1) Investment securities	17,439	29,066
(2) Other assets	20,929	3,070
Total investments and other assets	38,368	32,137
Total fixed assets	136,240	56,580
Total assets	168,696	124,161
LIABILITIES		
I. Current Liabilities		
1. Payables	174	—
2. Short-term borrowings	—	920
3. Current portion of long-term debt	4,937	150
4. Accrued expenses	825	8,864
5. Income taxes payable	1,477	143
6. Other current liabilities	9,565	19,333
Total current liabilities	16,979	29,412
II. Long-Term Liabilities		
1. Loge-term debt	60,253	—
2. Other long-term liabilities	3,866	3,218
Total long-term liabilities	64,120	3,218
Total liabilities	81,100	32,630
EQUITY		
I. Shareholders' Equity		
1. Common stock	53,769	50,083
2. Capital surplus	21,278	41,626
3. Retained earnings	11,910	756
II. Valuation and Translation Adjustments		
1. Net unrealized loss on available-for sale securities	182	(4,484)
2. Deferred gain on derivatives under hedge accounting	465	90
3. Foreign currency translation adjustment	(210)	—
Total valuation and translation adjustments	437	(4,393)
III. Minority Interests	199	3,457
Total equity	87,595	91,530
Total liabilities and equity	168,696	124,161

[Supplementary Information]

2. Quarterly Consolidated Statements of Operations by Company (Summary)

(Millions of yen)

	JSAT Corporation (Consolidated) As of June 30, 2006	SKY Perfect Communications Inc. (Consolidated) As of June 30, 2007
	Amount	Amount
I. Revenues	9,711	22,565
II. Cost of Services	5,337	15,579
Gross profit	4,374	6,986
III. Selling, General and Administrative Expenses	1,904	6,377
Operating income	2,470	608
IV. Other Income	701	396
V. Other Expenses	310	200
Ordinary income	2,862	805
VI. Extraordinary Gains	541	8
VII. Extraordinary Losses	—	212
Income before income taxes and minority interests	3,403	600
Income taxes	1,370	131
Minority interests in net income	4	(214)
Net income	2,028	683

[Supplementary Information]

3. Number of Subscribers and Churn Rate

(Thousands)

		Total Subscribers				Individual Subscribers				Churn rate for individual subscribers
		New subscribers	Churn	Net increase (decrease)	Cumulative total	New subscribers	Churn	Net increase (decrease)	Cumulative total	
For the three months ended June 30, 2006	SKY PerfecTV!	99	79	19	3,756	89	74	15	3,269	9.1%
	e2 by SKY PerfecTV!	69	25	45	365	39	4	35	268	7.0%
	Total of DTH Services	168	104	64	4,121	128	78	50	3,538	8.9%
	SKY PerfecTV! HIKARI	5	0	4	13	4	0	4	13	6.5%
	Other Wired Services	2	1	0	40	2	1	0	40	12.8%
	Total of Wired Broadcasting Services	7	1	5	53	6	1	5	52	11.4%
	Total	174	105	69	4,175	117	103	13	3,573	11.6%
For the three months ended June 30, 2007	SKY PerfecTV!	69	99	(30)	3,655	66	94	(28)	3,174	11.8%
	e2 by SKY PerfecTV!	69	23	47	520	51	9	41	399	10.0%
	Total of DTH Services	138	122	16	4,175	134	80	54	3,590	9.0%
	SKY PerfecTV! HIKARI	9	1	8	38	10	1	9	37	13.1%
	Other Wired Services	1	1	0	41	1	1	0	41	12.4%
	Total of Wired Broadcasting Services	10	2	8	79	11	2	9	78	12.7%
	Total	148	124	24	4,253	128	106	22	3,650	11.6%
(Reference) For the year ended March 31, 2007	SKY PerfecTV!	302	349	(47)	3,685	273	326	(53)	3,202	10.1%
	e2 by SKY PerfecTV!	278	125	153	474	156	33	124	357	10.7%
	Total of DTH Services	580	474	106	4,159	430	358	71	3,559	10.2%
	SKY PerfecTV! HIKARI	23	2	22	30	21	1	20	28	7.8%
	Other Wired Services	7	5	2	41	7	5	2	41	12.9%
	Total of Wired Broadcasting Services	30	7	23	72	28	7	21	69	11.3%
	Total	610	481	129	4,231	457	365	93	3,628	10.2%

Notes: 1. Figures other than percentages are rounded to the nearest 1,000. Churn rates for individuals are rounded off to the nearest one decimal place.

2. Total Subscribers: The total number of individual, institutional, and CATV subscribers plus retailers' exhibitions and registrations for technical development.

3. Individual Subscribers: Number of subscribers who have concluded pay-subscription agreements.

4. Churn Rate for Individuals: Obtained by dividing the number of individual churn-outs for the period by the average number of individual subscribers between the period beginning and end, and annualizing the resulting figure.

5. Other wired broadcasting services: Other wired broadcasting services refer to the number of multichannel broadcasting contracts using SKY Perfect's digital broadcasting system, including cable television, but excluding SKY PerfecTV! HIKARI. Includes subscribers to multichannel broadcasting services offered by subsidiary Cable television Adachi Corporation.

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation
August 8, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Revision of Consolidated Business and Dividend Forecasts

In light of recent business performance and other factors, SKY Perfect JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito) has revised its consolidated business and dividend forecasts for the fiscal year ending March 31, 2008 (from April 1, 2007 to March 31, 2008) announced on April 2, 2007. Details are as follows.

1. Revisions of Consolidated Business Forecasts

1) Revisions of Consolidated Business Forecasts

i. Revision of Interim Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to September 30, 2007)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Interim net income
Previous forecast (A)	60,000	2,000	2,000	1,500
Revised forecast (B)	60,000	4,000	4,000	7,000
Difference (B-A)	0	2,000	2,000	5,500
Change (%)	0%	100.0%	100.0%	366.7%
Interim business results for the fiscal year ended March 31, 2007	–	–	–	–

ii. Revision of Full-year Business Forecasts for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Net income
Previous forecast (A)	125,000	5,500	5,000	5,000
Revised forecast (B)	125,000	5,500	5,000	8,500
Difference (B-A)	0	0	0	3,500
Change (%)	0%	0%	0%	70.0%
Business results for the fiscal year ended March 31, 2007	–	–	–	–

* There has been no change to the non-consolidated interim and full-year business forecasts of SKY Perfect JSAT Corporation.

2) Reasons for Revisions

SKY Perfect JSAT Corporation has not revised its consolidated interim and full-year revenue forecasts of ¥60.0 billion and ¥125.0 billion, respectively. This reflects steady growth in revenues per subscriber at SKY Perfect Communications Inc. and in revenues at JSAT Corporation.

Looking at earnings, SKY Perfect JSAT has increased both its consolidated interim operating and ordinary income Forecasts by ¥2.0 billion to ¥4.0 billion. This mainly reflects the fact that subscriber acquisition costs were lower than initially expected due to slightly fewer new subscribers than anticipated at SKY Perfect Communications, as well as progress on reducing operating expenses at JSAT. However, in regards to the full year, the Company has not revised its full-year consolidated forecasts of operating income and ordinary income of ¥5.5 billion and ¥5.0 billion, respectively. This decision takes into account projected marketing and other expenses premised on realizing the Company's goal of signing up 600 thousand new individual subscribers.

As for consolidated net income, SKY Perfect JSAT has increased its interim net income forecast to ¥7.0 billion compared with ¥1.5 billion previously and has raised its full-year net income forecast to ¥8.5 billion, compared with its previous forecast of ¥5.0 billion. In addition to the above factors, this revision reflects adjustments to income taxes of approximately ¥3.1 billion resulting from the adoption of deferred tax accounting, and an approximate ¥0.4 billion gain on sale of marketable securities and other gains recorded in the first quarter.

2. Revision of Dividend Forecasts

1) Revision of Dividend Forecasts

(¥ per share)

	Dividend per share (¥)		
Record date	Interim	Year-end	Annual
Previous forecast (A)	0	1,000	1,000
Revised forecast (B)	500	500	1,000
Difference (B-A)	500	-500	0
Change (%)	–	-50.0%	0%
Dividends in the fiscal year ended March 31, 2007	–	–	–

2) Reasons for Revisions

In regards to dividends, the Company had previously forecast only a year-end dividend. However, in light of the above revision of its interim earnings forecasts, the Company is now forecasting an interim dividend of ¥500 per share from the standpoint of flexibly returning earnings to shareholders.

There has been no change in the total annual dividend forecast of ¥1,000 per share.

* The business and other forecasts contained in this press release reflect management's decisions based on information available at the time of issue and therefore contain considerable uncertainties. Actual results could differ from forecasts due to changes in business conditions and other factors.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

SKY Perfect JSAT Corporation

SKY Perfect JSAT Group

Financial Summary of 1Q/FY2007 and Our Business Strategy

August 9, 2007

SKY Perfect JSAT Corporation

Forward-looking Statements

SKY Perfect JSAT Corporation

Statements about the SKY Perfect JSAT Group's forecasts, strategies, management policies and objectives contained in this presentation that are not based on historical facts constitute forward-looking statements. These statements are strictly based on management's assumptions, plans, expectations and judgments in light of information currently available. These forward-looking statements, facts, and assumptions, are subject to a variety of risks and uncertainties. Therefore, actual results may differ materially from forecasts. The primary risks and uncertainties currently assumed by the SKY Perfect JSAT Group include, but are not limited to, the following:

<Risks Common to Both Companies>

A decline in demand for the SKY Perfect JSAT Group's services;

The constraints imposed on the Group's businesses by new or revised laws and regulations relevant to the SKY Perfect JSAT Group's business and operations;

The inability to develop new businesses as planned or the failure of these businesses to contribute to operating results;

Advances in video and audio compression technologies accompanying the digitalization of telecommunications technologies or by other forms of innovation in communications, broadcasting, satellite and other technologies, all of which may affect the Group's operating results;

The inability to realize or develop future strategic partnerships in relevant fields or relationships with partner companies as envisioned; and

Changes in economic conditions, such as interest rates and currency exchange rates and effect of these change on the group's financial condition

<Risks Mainly Related to Business of JSAT Corporation (JSAT)>

A decline in the usage of various services by major customers and volatility in their operating results;

Damage, malfunctions or breakdowns experienced by the SKY Perfect JSAT Group's communications satellites;

Failure to launch satellites or insert them in their proper orbits, or delays in launches;

The inability to establish an effective backup satellite system;

The inability to conduct business as planned due to failure or delay in coordinating orbital slots and communication frequencies at the international level;

The cost of satellites exceeding budgets due to changes in satellite specifications, currency exchange rates, or insurance market conditions;

The inability to obtain insurance policies that are economically viable or provide coverage for all types of accidents that require insurance;

Failure to realize international business partnerships or failure of such partnerships to generate results as expected;

The inability of businesses run in the U.S. by the significant subsidiary and affiliates to perform as envisioned due to the failure to meet the projected volume of orders in the U.S. market and other factors; and

Intensifying competition in Japan, Asia, Europe and the U.S. and its adverse effect on the JSAT Group's financial position or operating results.

<Risks Mainly Related to Business of SKY Perfect Communications Inc. (SKY Perfect)>

The economic environment surrounding our areas of business, in particular consumer trends;

Changes in legislation such as laws regarding broadcasting and communications, particularly in the case of restriction of our business or proposals to this effect or in case of, for example, new business entry by rival companies; and

Our ability to develop and continue to provide programs and services acceptable to subsribers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business.

Major Topics

SKY Perfect JSAT Corporation

Operations

- Announced the Group's consolidated results for the first time, taking goodwill and tax effect associated with consolidation into account.
- Revised earnings forecasts for the interim period and full-year upward.
- Classified operating revenues into four sectors: satellite broadcasting, satellite communications, wired broadcasting, and others.
- Revised the dividend forecast to implementing an interim dividend.

Our Business Strategies

- Establishment of a Customer Satisfaction Improvement Committee for improved customer service.
- Acquisition of rights to broadcast Serie A soccer matches in the 2007-08 season and soccer set cooperation with WOWOW
- Expansion of the SKY PerfecTV! HIKARI service area focused on major urban areas.
- JCSAT-11 launch planned for early September 2007.

SKY Perfect JSAT Corporation

Financial Summary of 1Q/FY2007

1Q/FY2007: Summary of Consolidated Statements of Income

SKY Perfect JSAT Corporation

(Millions of Yen)

	SKY Perfect JSAT	JSAT (Consolidated)	SKY PerfecTV (Consolidated)	Group Consolidated
Revenues	400	9,711	22,565	30,162
Operating Income	6	2,470	608	3,022
Ordinary Income	-39	2,862	805	3,313
Net Income	-39	2,028	683	6,170
Dividends per Share (Yen)	-11.64	—	—	1,803.67

* Net income per share is calculated using the number of holding company shares at the beginning of FY2007 less a number corresponding to the amount of treasury stock.

EBITDA	7,897
EBITDA Margin	26.2%

[Indicators Related to SKY Perfect Services]

New Individual Subscribers (Thousands)	128	**Churn Rate of Individual Subscribers**	11.6%	**Net Increase in Individual Subscribers (Thousands)**	22

Goodwill and Tax Effect Accounting

SKY Perfect JSAT Corporation

Goodwill

- Goodwill has been provisionary calculated as 14.6 billion yen, based on the estimated market value of the JSAT Group's assets and liabilities and accounting considerations.
- A depreciation period of 15 years determined based on the legal depreciation period of 5 to 20 years and estimated design and fuel life of satellites.
- 970 million yen per year (provisional)
- The Group plans to continue to examine goodwill until the end of the fiscal year and make a final decision.

Our Business Strategies

- Future profit levels have been considered based on a loss carried forward 21.7 billion yen at the end of FY2006) for tax purposes of SKY Perfect Communications and the medium-term management plan.
- For 1Q/FY2007 2.3 billion yen is recorded taking into account the deferred tax of 3.1 billion yen
- As a result of the factors above, the net income forecast will be revised upward.

1Q/FY2007: Breakdown of Revenues by Business Sector

SKY Perfect JSAT Corporation

(Millions of Yen)

	1Q/FY2006*5	% of total	1Q/FY2007	% of total
Satellite Broadcasting*1	**22,812**	**79.9%**	**23,541**	**78.1%**
Satellite Communication	**3,880**	**13.6%**	**4,226**	**14.0%**
Wired Broadcasting	**975**	**3.4%**	**1,527**	**5.1%**
Other Operations	**855**	**3.0%**	**867**	**2.9%**
Total Operating Revenues	**28,523**	**100.0%**	**30,162**	**100.0%**

*1 Satellite Broadcasting includes JSAT's broadcasting-related operating revenues, operating revenues relating to satellite broadcasting of SKY Perfect (including revenues from proprietary content) and operating revenues of Data Network Center, SKYPerfect Marketing, PPVJ, Samurai TV, eTEN, and Multi Channel Entertainment.

*2 Satellite Communications includes JSAT's communications-related operating revenues and operating revenues of Satellite Network and JAST International.

*3 Wired broadcasting includes wired broadcasting-related revenues of SKY PerfecTV! and operating revenues of OptiCast and Cable television Adachi.

*4 Main factors of Others are advertising revenue of SKY Perfect, JSAT's operating revenue related to controlling services, and operating revenues of SKY Perfect Well Think and SKY Perfect Mobile.

*5 The breakdown for FY2006 is an estimate for comparison and is not audited.

1Q/FY2007: Consolidated Operating Results

SKY Perfect JSAT Corporation

(Millions of Yen)

Company Name	JSAT	SKY Perfect	JSAT Int'l	Satellite Network	DNCC	SKY Perfect Marke-ting	PPVJ	OptiCast	Cable televi-sion Adachi	SKY Perfect Well Think	SKY Perfect JSAT	Group Conso-lidated
Major Area of Business	Satellite commu-nications	Broad-casting platform	Satellite commu-nications	Satellite commu-nications	Customer manage-ment	STB rental service	Broadca-sting	Content distribution service	Cable television	Content develop-ment and invest-ents	Holding company	
% of Equity Held by SKY Perfect JSAT	100.0	100.0	100.0	92.0	51.0	100.0	85.0	100.0	77.3	100.0	—	—
Revenues	8,495	19,687	475	1,167	4,256	1,117	3,232	883	828	110	400	30,162
Ordinary Income	2,481	1,870	249	98	147	203	53	-1,259	159	-32	-39	3,313
Net Income	1,779	1,673	161	56	135	179	30	-865	80	-32	-39	6,170

*1 Others include SKY Perfect Mobile, Inc., Multi Channel Entertainment Inc., eTEN, Inc. and OptiCast's subsidiaries, namely OptiCast Marketing Inc. and Information Network Koriyama Inc. (16 consolidated subsidiaries in total)

*2 There are five equity method companies including System Create Inc., J SPORTS Broadcasting Corporation and Nikkatsu Corporation.

FY2007: Revision of Results Forecast

(Millions of Yen)

FY2007 Forecast	SKY Perfect JSAT Consolidated Previous Forecast		SKY Perfect JSAT Consolidated Revised Forecast	
	Interim	Full-Year	Interim	Full-Year
Revenues	60,000	125,000	60,000	125,000
Operating Income	2,000	5,500	4,000	5,500
Ordinary Income	2,000	5,000	4,000	5,000
Net Income	1,500	5,000	7,000	8,500
Dividend per Share	—	1,000 yen	500 yen	Total of 1,000 yen

* There has been no changes made in the non-consolidated results of SKY Perfect Corporation.

<Reference: Forecast for SKY PerfecTV! Subscribers and Churn Rate>

	FY2006	FY2007 Forecast
New Individual Subscribers (Thousands)	457	600
Churn Rate (%)	10.2%	9.2%
Net Increase in Individual Subscribers (Thousands)	93	252
Individual Subscribers: at the End of Year (Thousands)	3,628	3,880
Total Registrations: at the End of Year (Thousands)	4,231	4,483

→ New Individual Subscribers breakdown:

SKY PerfecTV!
250,000–270,000

e2 by SKY PerfecTV!
280,000–300,000

SKY PerfecTV! HIKARI
60,000–80,000 (total wired services 70,000–90,000)

1Q/2007: Summary of Consolidated Balance Sheets

SKY Perfect JSAT Corporation

(Millions of Yen)

	JSAT (Consolidated)	SKY Perfect (Consolidated)	SKY Perfect JSAT (Consolidated)
Current Assets	32,455	67,581	79,231
Fixed Assets	136,240	56,580	203,405
Total Assets	168,696	124,161	282,636
Current Liabilities	16,979	29,412	40,808
Fixed Liabilities	64,120	3,218	66,777
Total Liabilities	81,100	32,630	107,585
Common Stock	53,769	50,083	10,000
Capital Surplus	21,278	41,626	177,287
Retained Earnings	11,910	756	5,179
Treasury Stock	—	—	-19,165
Total Shareholders' Equity	86,958	92,467	173,300
Valuation and translation adjustments	437	-4,393	-2,565
Share Warrant	—	—	57
Minority Interests	199	3,457	3,864
Total Net Assets	87,595	91,530	174,657
Total Liabilities and Net Assets	168,696	124,161	282,636

1Q/2007: Summary of Consolidated Cash Flows

SKY Perfect JSAT Corporation

(Millions of Yen)

	SKY Perfect JSAT (Consolidated)
Net Cash From Operating Activities	10,121
Net Cash From Investing Activities	-9,596
Net Cash From Financing Activities	-3,849
Effect of Exchange Rate Changes	-5
Net Increase (Decrease) in Cash and Cash Equivalents	-3,330
Cash and Cash Equivalents at Beginning of Fiscal Year	43,583
Cash and Cash Equivalents at the End of Fiscal Year (A)	40,252
Marketable Securities at the End of Fiscal Year (B)	28,660
Total Fund at the End of Fiscal Year (C=B+A)	68,913

Balance of Debt at the End of Fiscal Year (D)	66,173
Net Debt at the End of Fiscal Year (D-C)	-2,740

Number of New Subscribers



(Thousands)
World Cup
134
2
4
39
89
94
2
4
33
54
106
2
5
37
62
124
2
7
47
68
128
1
10
51
66
1Q/FY2006
2Q/FY2006
3Q/FY2006
4Q/FY2007
1Q/FY2007
■ SKY PerfecTV! ■ e2 by SKY PerfecTV! ■ SKY PerfecTV! HIKARI ■ Other Wired Services

1Q/2007: Individual Churn Rate

SKY Perfect JSAT Corporation

	1Q	2Q	3Q	4Q	Full-Year
FY2005	8.3%	8.3%	8.8%	9.0%	8.6%
FY2006	9.0%	9.9%	10.5%	11.3%	10.2%
FY2007	11.6%				E9.2%


14%
12%
10%
8%
6%
4%
2%
0%
11.9%
11.9%
11.3%
11.2%
World Cup
Season-end of professional baseball
Fiscal year-end
FY2006
FY2007
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

Average Revenues per User (ARPU)
(SKY PerfecTV! and e2 by SKY PerfecTV!)

Subscription Fee per Subscriber


(Yen)
3,412
175
233
2,614
390
3,388
153
244
2,601
390
3,358
169
229
2,569
390
3,317
170
210
2,547
390
3,324
163
206
2,564
390
1Q/FY06
2Q/FY06
3Q/FY06
4Q/FY06
1Q/FY07
Revenues from SKY Perfect's own content
PPV subscription fee
Monthly subscription fee
Basic fee

Subscriber-related Revenues per Subscriber


(Yen)
1,374
175
40
769
390
1,351
153
41
767
390
1,353
169
39
755
390
1,335
170
36
739
390
1,346
163
35
758
390
1Q/FY06
2Q/FY06
3Q/FY06
4Q/FY06
1Q/FY07
Revenues from SKY Perfect's own content
PPV subscription fee
Monthly subscription fee
Basic fee

Subscriber Acquisition Cost (SAC)
(SKY PerfecTV! and e2 by SKY PerfecTV!)



Total SAC
(Millions of Yen)
4,815
1402
1,367
730
1,316
3,133
1,174
885
1,074
1Q/FY06
1Q/FY07
Expenses relating free broadcasting
Advertising expenses
Promotional expenses
Sales incentives



SAC per Subscriber
(Yen)
26,667
10,680
5,706
10,282
26,801
10,044
7,568
9,189
1Q/FY06
1Q/FY07
Sales incentives
Promotional expenses
Advertising expenses

*1 Expenses arose at SKY Perfect and SKY Perfect Marketing.
*2 Advertising expenses excluded public relations expenses
*3 Expenses relating free broadcasting is excluded from SAC per subscriber.

SKY Perfect JSAT Corporation

Group Business Strategy

Increase the Focus on Subscribers and Bolster Customer Service

SKY Perfect JSAT Corporation

Initiatives to increase the focus on subscribers

- ■ The Subscriber First Project (from January 2007)

  Initiative for the entire Company to improve services based on the opinions of customers.

- ■ Establishment of Customer Satisfaction Improvement Committee (from June 2007)

  (1) Regular quality assessment of the services

  (2) Reform and improvement of customer service awareness throughout the company

Customer service initiatives



- ■ Support Your Moving (SKY PerfectTV!, e2 by SKY PerfecTV!)

  Apply a discount to the value of the antenna installation fee (9,450 yen) to subscribers who are relocating (now underway)

- ■ STB and antenna installation and adjustment support (SKY PerfectTV!, e2 by SKY PerfecTV!)

  An engineer visit service visit planned



- ■ STB failure support (SKY PerfectTV!)

  Launch of a program to provide a replacement STB at a special price for customers with failed STB planned

Progress in HD Broadcasting

SKY Perfect JSAT Corporation

Service	Present status	FY2007 Forecast	Measures in the mid-term management plan
e2 by SKY PerfecTV!	Three channels available; Star Channel HV (ch.233),SKY PerfecTV! Hi-Vision (ch.800), J sports Plus (ch.253)	Add one or two channels (Japanese Movie Ch. HD launch scheduled in September)	Expand to approximately ten channels
SKY PerfecTV!	—	STB under development Arrangement with broadcasters being made Transmission facilities under construction	Summer 2008 HD service launch with approximately ten channels Autumn 2009 Expansion to approximately 30 channels (Sales of HD package)
SKY PerfecTV! HIKARI	Terrestrial digital broadcasting and BS digital broadcasting are available in HD format	Same as SKY PerfecTV!	Supported according to SKY PerfecTV!

Acquire Rights to Broadcast Serie A Soccer Matches and Establish Set Cooperation with WOWOW

SKY Perfect JSAT Corporation

- Acquired CS broadcasting rights in Japan for Serie A matches in the 2007-08 season.
- Released soccer sets incorporated with WOWOW.

→Continue to provide high-quality soccer contents in the future.



(c)FAR EAST PRESS/AFLO

European league soccer set + WOWOW -> ¥5,280/month
(3,600 yen/month) (2,100 yen/month)

Dream soccer set + WOWOW -> ¥7,660/month
(5,980 yen/month) (2,100 yen/month)

SKY PerfecTV! - Core Satellite Service

Present Subscribers (FY2006)

3.2 million →

Target in Mid-term Management Plan (FY2011):

3.6 million



(Thousands)
Number of Total Subscribers
4,000
3,000
2,000
1,000
0

Initiatives for FY2007

- Assume a net decrease in subscriber numbers for FY07
- Promote marketing mainly focusing on J.LEAGUE
- Cooperation with WOWOW in the soccer set
- Develop advertising, centering on content (such as a project for the "XX Festival")
- Launch discounts for subscription in multiple rooms (from May 2007)
- Launch direct sales of STBs such as DVRs (from May 2007)

Initiatives in the mid-term management plan

- HD channels
  Summer 2008
  Launch with approximately ten channels
  Autumn 2009
  Increase to approximately 30 channels and sell the HD package
- Introduction of new STBs
  2008 Introduce STBs compatible with HD broadcasting
  2009 Introduce high-performance STBs
- Improve the profitability of own contents
  Select content that is effective in obtaining new subscribers and invest intensively

e2 by SKY PerfecTV! -Service through Digital TVs with Built-in Tuners

Present Subscribers (FY2006): 0.4 million → Target in Mid-term Management Plan (FY2011): 1.8 million



Number of Total Subscribers
(Thousands)
600
500
400
300
200
100
0
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007

Initiatives for FY2007

- Drive the net increase in the number of subscribers
- Easy Entry & Easy Entertainment
  To respond to the termination of analog broadcasting, tuners are built into digital television sets, which are rapidly achieving market penetration. The channel lineups can accommodate a family audience and the baby boomer generation.
- Launch of antenna support in May
- HD channel
  Three channels as of the end of July. This will increase to four channels in September.

Initiatives in the mid-term management plan

- Develop SKY PerfecTV! HD channels
  FY2008 Approximately five channels
  FY2009 Approximately ten channels
- Accelerate subscriptions among people with digital televisions
  An initiative to improve recognition of the service. This initiative targets a sign-up rate of approximately 3.5 to 4.0% of households with digital televisions

Take-up of e2 by SKY PerfecTV!



(Tens of thousands of units shipped)
<Cumulative Sales of Compatible Devices for Digital-Broadcasting: Results and Forecasts>
(JEITA Results and Predictions)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007 (E)
2008 (E)
2009 (E)
2010 (E)
2011 (E)



(Thousands)
<Number of New Subscribers of e2 by SKY PerfecTV! Servece>
24
20
16
12
8
4
0
FY2007
FY2006
FY2005
World Cup
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

SKY PerfecTV! HIKARI - FTTH (RF) Service

Present Subscribers (FY2006) 0.03 million → Target in Mid-term Management Plan (FY2011): 0.8 million



Number of Total Subscribers
(Thousands)
45
40
35
30
25
20
15
10
5
0
FY2004
FY2005
FY2006
FY2007

Initiatives for FY2007

- Drive the net increase in the number of subscribers
  Achieve growth in line with the increase in NTT's FTTH subscribers.
- Maintain an edge in condominium installations and improve the subscription rate
- Full-scale promotion of sales to detached homes
  Target expansion of the service area focused on major urban areas and promotion of sales through NTT or home appliance stores.
- Conduct CM activities to promote the service in cooperation with NTT

Initiatives in the mid-term management plan

- Promote marketing activities in cooperation with NTT
- Increase bandwidth and switch to HD broadcasting
  2009 Approximately 30 HD channels
- Also bring the use of NGN promoted by NTT into view
  Develop IP broadcasting (Differentiation from the RF type in the urban areas)

Number of Individual Subscribers (SKY PerfecTV! HIKARI)

10 thousand new subscribers in FY07/1Q (cumulative total of 37 thousand subscribers)

- Expand market in line with increased number of subscribers to NTT's FLETS optical service
- Increased at end of the last fiscal year, March and April, mainly in new condominiums
- For detached homes, a full marketing effort, centering on sales promotion through NTT and home appliance stores



(Thousands)
140
120
100
80
60
40
20
0
'05/3
6
9
12
'06/3
6
9
12
'07/3
6
Multichannnel broadcasting service subscribers (condominiums)
Multichannel broadcasting service subscribers (detached homes)
Condominium households currently receiving service

Expansion of Service Areas
(SKY PerfecTV! HIKARI)

Increase of 27% in households with expansion in major urban areas (8.74 million → 11.09 million households)



Areas currently receiving the service
Areas service commencement planned for August 2007
Areas service commencement planned for September and October 2007
Areas not receiving the service
Kanto
Area
Tokyo, Kanagawa,
Chiba, Saitama

Increase of 35% in number of household in Tokyo metropolitan area (6.79 million -> 9.14 million households)

Subscriptions for FTTH by NTT



35
30
25
20
15
10
5
0
0.2
0.8
1.7
3.4
6.1
9.5
30.0
2002
2003
2004
2005
2006
2007E
2010E

* NTT's goal in the Mid-Term Management plan

Mobile, IPTV and Other Services

Target in Mid-term Management Plan (FY2011):
1.3 million

[Mobile]

- Contents distribution service offering soccer coverage is available.
- SKY PerfecTV! can transmit the programs that they subscribe to a PDA terminal.

Future developments:

A planning company was set up to launch a service using some frequencies currently allocated to analog TV services. Commercialization is currently being studied.

[IPTV]

- Started IPTV services in cooperation with On Demand TV and I-Cast in Spring 2007 (72 thousand subscribers as of June 2007)
- In June 2007, a partner page for promotional purposes was launched on YouTube when it started its Japanese-language service.
- In June 2007, content distribution began on Windows Media Center.
- July 2007 Opened a video posting section, developed and operated by Ask.jp, in SKY PerfecTV! Dog.

Future developments:

Video distribution services on the NGN promoted by NTT will be studied and commenced.

Launch of the JCSAT-11
(Replacement for Backup Satellite)

SKY Perfect JSAT Corporation

Outline of JCSAT-11 launch

The launch of the JCSAT-11 is scheduled to replace the JSCAT-R currently in operation. The JCSAT-R is being operated as backup equipment for other JCSAT satellites.

Launch date:
Early September

Launch site:
Baikonur Space Center, Kazakhstan

Launcher:
Proton M (ILS)

Primary data for the satellite:

(1) Model: A2100AX (Lockheed Martin Corporation)

(2) Number of repeaters:
30 Ku-bands for satellite transmission services
12 C-bands for satellite transmission services

(3) Coverage area
Japan, Asia, Hawaii, and Oceania

Image of JCSAT-11



Satelite Fleet Plan (as of the end of July 2007)


Horizons-1
(127° W)
36,000km
JCSAT-1B
(150° E)
JCSAT-2A
(154° E)
JCSAT-4A
(124° E)
JCSAT-3A
(128° E)
JCSAT-110
(110° E)
JCSAT-R
(Backup)
JCSAT-5A
(132° E)

Progress in Global Business Development

SKY Perfect JSAT Corporation

Focus on global business

January 2007

Made the Hong Kong Representative Office a branch office

July 2007

Transferred JSAT International Inc. head office to Washington D.C. to bolster incorporation with our partner Intelsat, Ltd.



(Million yen)
JSAT Global Sales
4,000
3,000
2,000
1,000
0
FY2003
FY2004
FY2005
FY2006
FY2007
Revenue for the whole fisical year
First quarter sales
Sales of JSAT International Inc.

Continuous launch of new satellites

Cooperation with Intelsat, Ltd. has developed

Horizons-2 launch

Scheduled launch date: Late 2007

Coverage area:

Mainland United States and coastal Caribbean

Scheduled Intelsat-15 launch

Scheduled launch date: Early 2009

Coverage area:

Asia, Indian Ocean, Middle East (near the Read Sea)

* The Intelsat 15 satellite is equipped with 22 Ku band transponders, five of which are owned and operated by JSAT.



FY2009
Intelsat15
(85°E)
FY2007
Horizons-2
(74°W)

SKY Perfect JSAT Corporation

References

Mid-Term Projections

Number of Individual Subscribers



(thousand)
7,500
3,668
28
357
3,202
800
1,800
3,600
FY2006
FY2011
■ SKY PerfecTV!
■ e2 by SKY PerfecTV!
■ SKY PerfecTV! HIKARI
□ IP & Mobile etc.

Revenues / EBITDA / Ordinary Income[*1]



(¥ billion)
116
240
28
50
12
38
FY2006 FY2011
Revenues
FY2006 FY2011
EBITDA *2
FY2006 FY2011
Ordinary Income

*1 Revenues, EBITDA and ordinary income from IP & mobile services are not included in the projection as the business model is yet to be fixed.
*2 EBITDA for FY2006 is the simple sum of the EBITDA for the two companies.

Business Projections (FY2007-2011)



Milestones of each platform
FY2007
FY2008
FY2009
FY2010
FY2011
Beijing Olympics
South Africa Foot ball World Cup
SKY PerfecTV!
Launch SKY PerfecTV! HD
Phase 1 (Scheduled for summer 2008): PPV (Films, adult entertainment, soccer)
Premium services, etc. (10 channels)
Total: 30 channels
Phase 2 (Scheduled for fall 2009):
Sales of HD package
Launch highly functional tuner
Completion of digitization of terrestrial broadcasting
e2 by SKY PerfecTV!
Launch HD services
5 channels (projected)
10 channels (projected)
Launch HD services
30 channels (Projected)
SKY PerfecTV! HIKARI
Personal sales conducted jointly with B-FLET's; home appliance stores; door-to-door sales
•Associated with video-on-demand (VOD) services
NTT's FTTH expansion plan
30 million households in fiscal 2010
Participate in IP broadcasts
Respond to NGN development by NTT Group in FY2008-9

SKY Perfect JSAT Corporation

Please direct any inquiries regarding IR information to the division in charge.

SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department

TEL: +81-3-5219-7621
FAX: +81-3-5219-9970
E-Mail: ir@skyperfectjsat.co.jp

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

August 17, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Launch Schedule for JCSAT-11 Communications Satellite
~Launch Planned on September 6 (Thursday) from Baikonur Cosmodrome in Republic of Kazakhstan~

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President: Masao Nito; "SKY Perfect JSAT") is pleased to announce that JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the launch schedule for JCSAT-11 Communications Satellite.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

JSAT Corporation
News Release

SKY Perfect JSAT Group

August 17, 2007
JSAT Corporation

Launch Schedule for JCSAT-11 Communications Satellite
~Launch Planned on September 6 (Thursday) from Baikonur Cosmodrome in Republic of Kazakhstan~

JSAT Corporation ("JSAT"; Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) today announced the launch schedule for its JCSAT-11 Communications Satellite, as follows:
JCSAT-11 will serve as an in-orbit backup satellite for other JSAT satellites.

I. Scheduled launch date and time	September 6, 2007 (Thursday), 07:43 (JST)
II. Launch site	Baikonur Cosmodrome, Republic of Kazakhstan
III. Launch vehicle	Proton M (International Launch Services)
IV. Satellite specifications	(1) Satellite bus: A2100AX (manufactured by Lockheed Martin) (2) No. of transponders: 30 x Ku-band 12 x C-band (3) Area of coverage: Japan, Asia, Oceania and Hawaii (4) Orbital position: An in-orbit backup satellite (5) Design lifetime: 15 years


JCSAT-11

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 4, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Total Registrations and Individual Subscribers as of the end of August 2007

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of August 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

September 4, 2007
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of August 2007

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of August 2007.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	44,951	37,396
Churn	37,377	31,965
Churn Rate*[3]	10.5%	10.5%
Net Increase	7,574	5,431
Cumulative Total	**4,270,357**	**3,659,380**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	17,539	16,240
Churn	29,593	28,452
Churn Rate*[3]	9.8%	10.8%
Net Increase	-12,054	-12,212
Cumulative Total	**3,628,627**	**3,147,822**
e2 by SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	23,580	17,330
Churn	7,185	2,921
Churn Rate*[3]	15.9%	8.5%
Net Increase	16,395	14,409
Cumulative Total	**557,260**	**428,655**
Cumulative Total of DTH Services	**4,185,887**	**3,576,477**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	3,386	3,331
Churn	344	337
Churn Rate*[3]	10.3%	10.4%
Net Increase	3,042	2,994
Cumulative Total	**43,256**	**41,863**
Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	446	495
Churn	255	255
Churn Rate*[3]	7.5%	7.5%
Net Increase	191	240
Cumulative Total	**41,214**	**41,040**
Cumulative Total of Wired Broadcasting Services	**84,470**	**82,903**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of August 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	705	1,543
Number of households*8	86,572	133,520

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 5, 2007

Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Notice of Relocation of Headquarters

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President: Masao Nito; "SKY Perfect JSAT") announces that it will relocate its headquarters functions to the address below, following their integration with the headquarters functions of JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT"), SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President: Masao Nito; "SKY Perfect Communications") and other Group companies. The relocation is designed to improve services and increase management efficiency.

New Address After Relocation, Operational Launch Dates and New Telephone Numbers (Main Switchboard)

New address (for all the Group companies listed beloiw):
1-14-14 Akasaka, Minato-ku, Tokyo 107-0052

Operational launch date	Company name	New telephone numbers
September 18, 2007	SKY Perfect JSAT Corporation	03-5571-1500
	JSAT Corporation	03-5571-7777
	OptiCast Inc.	03-5571-7330
	OptiCast Marketing Inc.	03-5571-7360
September 25, 2007	SKY Perfect Communications Inc.	03-5571-7800
	Samurai TV Inc.	03-5571-7099
	SKY Perfect Well Think Co., Ltd.	03-5571-7800
	SKY Perfect Mobile, Inc.	03-5571-7420
	Pay Per View Japan, Inc.	03-5571-7000
	Multi Channel Entertainment Inc.	03-5571-7800
	eTEN, Inc.	03-5571-7450

(Reference: Map of Surrounding Area)


N
Tameike-Sannō Sta.
Tameike-Sannō Sta. (Ginza Line) Exit 13
Tokyo Star Bank
NTT
U.S. Embassy
Bank of Tokyo-Mitsubishi UFJ
Akasaka Intercity
Roppongi St.
ANA Intercontinental Tokyo
Micronesia Embassy
Ark Mori Bldg.
Hotel Okura
Suntory Hall
SKY Perfect JSAT Group
Parking entrance
Main entrance
Izumi Garden
Hotel Okura South Wing
Roppongi-Itchōme Sta.
Spain Embassy
Roppongi -Itchōme Sta. (Namboku Line) Exit 3
Toranomon Pastral
Swedish Embassy
TV Tokyo
Sakurada St.
Kamiyachō Sta. (Hibiya Line) Exit 4b
Kamiyachō Sta.

＊Offices accepting inquiries relating to this notice:

Public Relations & Investor Relations Department, SKY Perfect JSAT Corporation
TEL: 03-5219-7621 FAX: 03-5219-9970
(On and after September 18 TEL: 03-5571-1515 FAX: 03-5571-1790)

Corporate Communications Division, JSAT Corporation
TEL: 03-5219-7778 FAX: 03-5219-7876
(On and after September 18 TEL: 03-5571-7778 FAX: 03-5571-1702)

Public Relations Depatment, SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399
(On and after September 25 TEL: 03-5571-7600 FAX: 03-5571-1760)

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 6, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Failed Launch of JCSAT-11 Communications Satellite

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a 100% owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), today announced that the attempted launch of its JCSAT-11 communications satellite from the Baikonur Cosmodrome in the Republic of Kazakhstan at 7:43 a.m. on Thursday, September 6 JST, using a Proton launch vehicle of International Launch Services, Inc., has failed. Details of the announcement are attached.

The impact of the announced incidents on the consolidated results of SKY Perfect JSAT is expect to be negligible.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

JSAT Corporation

News Release

SKY Perfect JSAT Group

September 6, 2007
JSAT Corporation

Failed Launch of JCSAT-11 Communications Satellite

JSAT Corporation (Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") announces that the attempted launch of its JCSAT-11 communications satellite from the Baikonur Cosmodrome in the Republic of Kazakhstan at 7:43 a.m. on Thursday, September 6 JST, using a Proton launch vehicle of International Launch Services, Inc., has failed. An in-depth investigation of the causes of the failure is underway.

This satellite was launched as a successor to an in-orbit backup satellite. The failure does not affect the communications and broadcasting services currently offered.

At the moment, the impact of the announced incidents on the consolidated results of JSAT is expect to be negligible, given that the satellite and launch costs are covered by satellite launch insurance.

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 6, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Order of the Replacement Satellite of JCSAT-11 Backup Satellite Following Launch Failure

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a 100% owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), today announced that it ordered a replacement satellite as the launch of this communications satellite failed. Details of the announcement are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

SKY Perfect JSAT Group

September 6, 2007
JSAT Corporation

Order of the Replacement Satellite of JCSAT-11 Backup Satellite Following Launch Failure

JSAT Corporation (Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") has announced that it ordered the same model of satellite (A2100AX platform) as JCSAT-11 from manufacturer Lockheed Martin Corporation on the same day as the launch of this communications satellite failed. Delivery of the new satellite is scheduled for the summer of 2009.

JSAT has been informed by International Launch Services, Inc., the launch service provider, that the cause of the launch failure of JCSAT-11 was an anomaly in the second stage of the Proton Breeze M launch vehicle.

FILE No.
82-5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 12, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5219-7621)

Change of Board Director at OptiCast Marketing

SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") announces that OptiCast Marketing Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh), an indirect subsidiary of SKY Perfect JSAT, announced today that it had appointed a board director under Article 319, paragraph 1 of the Corporate Law. Details of the announcement are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5219-7621 FAX: 03-5219-9970

OptiCast Marketing Inc.

News Release

SKY Perfect JSAT Group

September 12, 2007
OptiCast Marketing Inc.

Notice of Change of Board Director

OptiCast Marketing Inc. (Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh) announces that it appointed today a board director under Article 319, paragraph 1 of the Corporate Law as follows:

On September 12

<Appointed director>

Yoichi Ohe — President and Representative Director of Cable television Adachi Corporation

Mr. Yoichi Ohe will assume the post of Executive Vice President and Board Director of OpitiCast Marketing on September 14.

<Resigning director>

Katsunori Suzuki — Currently Board director of OptiCast Inc.

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 18, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

JSAT Reaches Basic Agreement on Joint Procurement of 110-degree Hybrid BS/CS Satellite

JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a 100% owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito), today announced the signing of a basic agreement with Broadcasting Satellite System Corporation (Head office: Shibuya-ku, Tokyo; President & CEO: Kenji Nagai) on jointly launching a hybrid BS/CS satellite into space in 2011. Details of the announcement are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Group

September 18, 2007
JSAT Corporation

JSAT Reaches Basic Agreement on Joint Procurement of 110-degree Hybrid BS/CS Satellite

JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") has announced the signing of a basic agreement with Broadcasting Satellite System Corporation (Head office: Shibuya-ku, Tokyo; President & CEO: Kenji Nagai; "B-SAT") on jointly launching a hybrid BS/CS satellite into space in 2011.

In 2000, JSAT launched the JCSAT-110 satellite into a 110-degree east longitude orbital position, the same orbital position used by broadcast satellites. SKY Perfect Communications, Inc., a JSAT Group company, has been providing a 110-degree CS digital broadcasting service from JCSAT-110. This service had approximately 420,000 individual subscribers as of August 31, 2007. With growing uptake of digital televisions with built-in satellite tuners, JSAT expects further increases in the subscriber base going forward.

In July 2007, Japan's Ministry of Internal Affairs and Communications eased regulations to effectively lift the ban on hybrid BS/CS satellites. Following this move, JSAT decided to jointly procure a hybrid BS/CS satellite with B-SAT to serve as a backup spacecraft for JCSAT-110, in order to ensure the provision of highly trustworthy and reliable broadcasting services.

The terms of the basic agreement on procuring the hybrid BS/CS satellite are as follows:

1) JSAT and B-SAT will jointly launch a hybrid BS/CS satellite into space in 2011.
2) B-SAT will control this satellite in orbit.

Looking ahead, the two companies will build even stronger bonds of trust through this joint procurement agreement, while striving to promote greater adoption of 110-degree satellite broadcasting services.

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 19, 2007

Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

JSAT Announces Agreement on Launching Replacement of JCSAT-11 Backup Satellite

JSAT Corporation (Head office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a 100% owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito), today announced that it reached an agreement with Arianespace (Head Office: France; Chairman and CEO: Jean-Yves LE GALL) regarding launch of JCSAT-12, a communications satellite due to replace the JCSAT-11 backup satellite. Details of the announcement are attached.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Group

September 19, 2007
JSAT Corporation

JSAT Announces Agreement on Launching Replacement of JCSAT-11 Backup Satellite

JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today reached an agreement with Arianespace (Head Office: France; Chairman and CEO: Jean-Yves LE GALL) regarding launch of JCSAT-12, a communications satellite due to replace the JCSAT-11 backup satellite.

Due to the launch failure of JCSAT-11 on September 6 JST, JSAT has already ordered JCSAT-12 (A2100AX platform) from U.S.-based Lockheed Martin Corporation. With today's agreement, JCSAT-12 is scheduled to be launched atop an Ariane 5 rocket from the Guiana Space Center in French Guiana, South America, in summer 2009.

JCSAT-12 will be the seventh JSAT satellite to be contracted by Arianespace.

By securing a new backup satellite, JSAT aims to provide a reliable satellite network.

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 21, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Concessions for Victims of Typhoon 0711 and Heavy Rainfall in Akita Prefecture in Relation to October Billing Amounts

SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today announced that they have decided to offer concessions to subscribers living in a municipality in Akita Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by Typhoon 0711 and heavy rainfall.

Details of the announcement are attached.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect JSAT Group

September 21, 2007
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Typhoon 0711 and Heavy Rainfall in Akita Prefecture in Relation to October Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipality in Akita Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by Typhoon 0711 and heavy rainfall. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "e2 by SKY PerfecTV!" in the area would be exempt from paying their October bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the typhoon and rainfall.

Details

1. Applicable areas (As of September 17, 2007)
   Kitaakita-shi in Akita Prefecture

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
(Until September 21, 2007) TEL: 03-5468-9400 FAX: 03-5468-9399
(From September 25, 2007) TEL: 03-5571-7600 FAX: 03-5571-1760

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 26, 2007
Masao Nito
President and Representative Director
SKY Perfect JSAT Corporation
(TSE 1st Section, Code No. 9412)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations & Investor Relations Dept.
(TEL: 03-5571-1515)

Personnel Changes at Subsidiaries

SKY Perfect JSAT Corporation (Head Office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces that JSAT Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki), a wholly owned subsidiary, and Satellite Network, Inc. (Head Office: Minato-ku, Tokyo; President and CEO: Kazuhiro Kaneko; "SNET"), an indirect subsidiary, today announced personnel changes. Details of the changes are attached.

A formal decision will be made on the change of an auditor at SNET with the approval of the extraordinary general meeting of shareholders scheduled to be held on September 28.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

JSAT Corporation
News Release

SKY Perfect JSAT Group

September 26, 2007
JSAT Corporation

JSAT Announces Personnel Changes

JSAT Corporation (Headquarters: Minato-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced the following personnel changes.

Personnel Changes at JSAT

(As of September 28, 2007)

Name	New Post / Status	Previous Post
Kiyotsune Sakagawa	Resigned	General Manager, Legal & Credit

(As of October 1, 2007)

Name	New Post / Status	Previous Post
Takashi Horikoshi	General Manager, Legal & Credit	Deputy General Manager, Legal & Credit

Satellite Network, Inc.
News Release

SKY Perfect JSAT Group

September 26, 2007
Satellite Network, Inc.

Changes to the Board of Directors

Satellite Network, Inc. (Head Office: Minato-ku, Tokyo; President: and CEO: Kazuhiro Kaneko) announces that a meeting of the Board of Directors meeting held today made an informal decision on changes to the Board of Directors. Details are as follows.

A formal decision on these changes will be made with the approval of an extraordinary general meeting of shareholders scheduled to be held on September 28.

1. Change of auditor (scheduled on September 28, 2007)

(1) Candidate for new auditor:

Corporate Auditor Takashi Horikoshi

(2) Auditor scheduled to retire:

Corporate Auditor Kiyotsune Sakagawa

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 28, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

SKY Perfect Communications Acquires All Shares in Pay Per View Japan, Inc.

SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), announced today that it has acquired all shares in subsidiary, Pay Per View Japan, Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Akira Tanaka), making the company a wholly owned subsidiary.

The impact of the above on the consolidated business results of SKY Perfect JSAT Corporation is negligible.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.
News Release

SKY Perfect JSAT Group

September 28, 2007
SKY Perfect Communications Inc.

SKY Perfect Communications Acquires All Shares in Pay Per View Japan, Inc.

SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") today announced that it had purchased all shares of Pay Per View Japan, Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Akira Tanaka; "PPVJ"), a company it owned jointly with JSAT Corporation (Head office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") and ITOCHU Corporation (Head office: Minato-ku, Tokyo; President and CEO: Eizo Kobayashi; "ITOCHU"). SKY Perfect previously held 32,500 PPVJ shares (65.0% of all shares issued), and by acquiring an additional 10,000 shares (20.0% of all shares issued) from JSAT and 7,500 shares (15.0% of all shares issued) from ITOCHU, it has made PPVJ a wholly owned subsidiary.

1. Reason for acquisition of shares

   On October 1, 1996, PPVJ launched Japan's first-ever pay TV service to use a PPV or pay-per-view format, provided through PerfecTV! (now renamed) via communications satellite. The PPV service made use of the multichannel format to provide time-shift programming, thereby realizing a near-video-on-demand (NVOD) service. It also provided proprietary content such as sports programming for which SKY Perfect held broadcasting rights. From December 2006, the PPV service was improved with the introduction of a pre-selling service whereby customers can simply call the customer service center to purchase popular new films in advance of broadcasting. However, the business environment surrounding PPV services is evolving rapidly with the appearance of IP-based VOD and other services spurred by the increasing popularity of broadband. To continue meeting the needs of this diversifying media environment, SKY Perfect decided that it was necessary to improve PPVJ's business strategy and systems. SKY Perfect therefore resolved to purchase all outstanding shares in PPVJ held by JSAT and ITOCHU (17,500 in total), making PPVJ a wholly owned subsidiary.

2. Overview of Pay Per View Japan, Inc. (as of March 31, 2007)

   (1) Company name: Pay Per View Japan, Inc.

   (2) Representative: Akira Tanaka, President and Representative Director

   (3) Address: 1-14-14 Akasaka, Minato-ku, Tokyo

   (4) Established: April 3, 1996

   (5) Principle business: Broadcaster under the Law concerning Broadcast via Telecommunications Carriers'

Facilities involving the provision of pay-per-view services, mainly for Hollywood movies and sports programs.

(6) End of financial year: March

(7) No. of employees: 38

(8) Principal Office (Transmission center): 3rd Floor, Aomi Frontier Building, 2-43 Aomi, Koto-ku, Tokyo

(9) Capital: 2,500 million yen

(10) Total number of shares issued: 50,000 shares

(11) Major shareholders/shareholdings: SKY Perfect Communications Inc. (65.0%); JSAT Corporation (20.0%); ITOCHU Corporation (15.0%)

(12) Results in recent fiscal years

(Millions of yen)	Fiscal year ended March 2006	Fiscal year ended March 2007
Operating revenues	15,684	14,136
Operating income	483	336
Ordinary income	483	334
Net income	188	113
Total assets	2,299	2,081
Net assets	917	1,031

3. Sellers of PPVJ shares

10,000 shares (20.0% of all shares issued) from JSAT

7,500 shares (15.0% of all shares issued) from ITOCHU

4. No. of shares acquired, acquisition cost and shareholdings before and after acquisition

(1) Shareholding before acquisition: 32,500 shares (voting rights: 32,500 shares/65.0% of total)

(2) No. of shares acquired: 17,500 shares (voting rights: 17,500 shares; acquisition cost 371,175,000 yen)

(3) Shareholding after acquisition: 50,000 shares (voting rights: 50,000 shares/100.0% of total)

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

September 28, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Personnel Changes at Pay Per View Japan Inc.

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) announces personnel changes involving directors released today by SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President, Representative Director and Executive Officer: Masao Nito), a wholly owned subsidiary, for Pay Per View Japan Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Akira Tanaka), a wholly owned subsidiary of SKY Perfect Communications.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

September 28, 2007
SKY Perfect Communications Inc.

Personnel Changes at Subsidiaries

SKY Perfect Communications Inc. (Head Office: Minato-ku, Tokyo; President, Representative Director and Executive Officer: Masao Nito) annouces personnel changes involves directors effective as of today by Pay Per View Japan Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Akira Tanaka), a wholly owned subsidiary.

Personnel Changes regarding Directors (As of September 28, 2007)

Retired Directors:

Director (non-executive)	Tastsuhiko Naito
Director (non-executive)	Yoh Hoshino

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-7600 FAX: 03-5571-1760

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

October 1, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

"SKY PerfecTV! HIKARI"

Expansion of the Service Areas in Kooriyama, Fukushima

OptiCast Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a wholly owned indirect subsidiary of SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") today announced that OptiCast will expand the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) format within the NTT East service area.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

OptiCast Inc.
News Release

SKY Perfect JSAT Corporation

October 1, 2007
SKY Perfect Communications Inc.

"SKY PerfecTV! HIKARI"
Expansion of the Service Areas in Kooriyama, Fukushima

OptiCast Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Tatsuro Saitoh), will expand the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) format within the NTT East service area as outlined below. This follows the completion of the change in registration for the broadcasting business using wired service with the Ministry of Internal Affairs and Communications pursuant to the Law Concerning Broadcast on Telecommunications Services.

SKY PerfecTV! HIKARI is currently providing simultaneous retransmission broadcasting services such as terrestrial digital broadcasting and broadcast satellite digital broadcasting, in addition to multi-channel broadcasting including the 280 channels provided by SKY PerfecTV!, for the central district of Tokyo, Kanagawa, Saitama, Chiba, Aichi, Osaka and Hyogo Prefectures and part of the City of Kooriyama in Fukushima Prefecture.

●Areas where service is scheduled to commence from October 1, 2007:

Fukushima Prefecture

Parts of Kooriyama-shi and Miharu-machi (Tamura-gun)

* SKY PerfecTV! HIKARI Home Type service subscribers also need to be signed up for NTT East's B FLET's Hyper Family Type.

---

* For any inquiries on this matter please call
Public Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5571-7600 FAX: 03-5571-1760

* Customer Inquiries:
SKY PerfecTV! HIKARI Customer Center (General inquiries)
TEL: 0570-013-999
(045-279-7777 from PHS and IP phones.) Open 10:00 am – 8:00 pm (365 days a year).

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

October 1, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Concessions for Victims of Typhoon 0711 and Heavy Rainfall in Noshiro-shi in Akita Prefecture in Relation to October Billing Amounts

SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), a wholly owned subsidiary of SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT"), together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today announced.

Details of the announcement are attached.

For inquiries, please contact:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

October 1, 2007
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Typhoon 0711 and Heavy Rainfall in Noshiro-shi in Akita Prefecture in Relation to October Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in municipality in Akita Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by Typhoon 0711 and heavy rainfall. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "e2 by SKY PerfecTV!" in the area would be exempt from paying their October bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the typhoon and rainfall.

1. Applicable areas (Retroactively applied as of September 17, 2007 by the report issued on September 27, 2007)

   Noshiro-shi in Akita Prefecture

2. Breakdown of the applicable fees

   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "e2 by SKY PerfecTV!" including the fee for PPV programs, and the monthly fee for the program guide.

   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries

   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

* For any inquiries on this matter please call
Public Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5571-7600 FAX: 03-5571-1760

FILE No.
82—5113

SKY Perfect JSAT Corporation
News Release

SKY Perfect JSAT Corporation

October 2, 2007
SKY Perfect JSAT Corporation
Masao Nito, President
(Securities code: 9412, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto
General Manager, Public Relations & Investor Relations Department
TEL: 03-5571-1515

Total Registrations and Individual Subscribers as of the end of September 2007

SKY Perfect JSAT Corporation (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect JSAT") is pleased to announce that SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director: Masao Nito), a 100% owned subsidiary of SKY Perfect JSAT, today released attached news release regarding the number of total registrations and individual subscribers as of the end of September 2007.

* For inquiries:
SKY Perfect JSAT Corporation
Public Relations & Investor Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1574

SKY Perfect Communications Inc.

News Release

SKY Perfect JSAT Group

October 2, 2007
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of September 2007

SKY Perfect Communications Inc. (Head office: Minato-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of September 2007.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	48,333	37,793
Churn	38,103	32,267
Churn Rate*[3]	10.7%	10.6%
Net Increase	10,230	5,526
Cumulative Total	**4,280,587**	**3,664,906**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	18,474	16,641
Churn	29,366	27,996
Churn Rate*[3]	9.7%	10.7%
Net Increase	-10,892	-11,355
Cumulative Total	**3,617,735**	**3,136,467**
e2 by SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	26,187	17,625
Churn	8,060	3,599
Churn Rate*[3]	17.4%	10.1%
Net Increase	18,127	14,026
Cumulative Total	**575,387**	**442,681**
Cumulative Total of DTH Services	**4,193,122**	**3,579,148**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	3,203	3,021
Churn	338	333
Churn Rate*[3]	9.4%	9.5%
Net Increase	2,865	2,688
Cumulative Total	**46,121**	**44,551**
Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	469	506
Churn	339	339
Churn Rate*[3]	9.9%	9.9%
Net Increase	130	167
Cumulative Total	**41,344**	**41,207**
Cumulative Total of Wired Broadcasting Services	**87,465**	**85,758**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, and Ena-shi, Gifu, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of September 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	716	1,620
Number of households*8	86,838	142,372

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

END

* For inquiries:
SKY Perfect Communications Inc.
Public Relations Department
TEL: 03-5571-1515 FAX: 03-5571-1790